                               File No. 333-43326

                       Investment Company Act No. 811-5065

              Filer: MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

                      STRATEGIC SMALL-CAP PORTFOLIO 2000-1

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6


       For Registration Under the Securities Act of 1933 of Securities of
                Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact name of Trust:

          MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST STRATEGIC SMALL-CAP PORTFOLIO 2000-1

     B.   Name of Depositor:

          DEAN WITTER REYNOLDS INC.

     C.   Complete address of Depositor's principal executive office:

          DEAN WITTER REYNOLDS INC.
          Two World Trade Center
          New York, New York  10048

     D.   Name and complete address of agent for service:

          MR. MICHAEL D. BROWNE
          DEAN WITTER REYNOLDS INC.
          Unit Trust Department
          Two World Trade Center - 59th Floor
          New York, New York  10048

          --------------



     Copy to:

          KENNETH W. ORCE, ESQ.
          CAHILL GORDON & REINDEL
          80 Pine Street
          New York, New York  10005

     E.   Total and amount of securities being registered:

          An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

     F. Proposed maximum offering price to the public of the securities being registered:

          Indefinite

     G.   Amount of filing fee:

          N/A

     H.   Approximate date of proposed sale to public:

          AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

     Check box if it is proposed that this filing will /x/ become effective immediately upon filing on October 18, 2000 pursuant to
    Rule 487.

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
                      STRATEGIC SMALL-CAP PORTFOLIO 2000-1

                              Cross Reference Sheet

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction 1
                          as to Prospectus on Form S-6)


FORM N-8B-2                              FORM S-6
ITEM NUMBER                              HEADING IN PROSPECTUS

     I.   ORGANIZATIONAL AND GENERAL INFORMATION

 1.  (a)  Name of Trust                ) Front Cover
     (b)  Title of securities issued   )

 2.  Name and address of Depositor     ) Table of Contents

 3.  Name and address of Trustee       ) Table of Contents

 4.  Name and address of principal     ) Table of Contents
     Underwriter                       )

 5.  Organization of Trust             ) Introduction

 6.  Execution and termination of In-  ) Introduction; Amend-
     denture                           ) ment and Termination
                                       ) of the Indenture

 7.  Changes of name                   ) Included in Form
                                       ) N-8B-2

 8.  Fiscal Year                       ) Included in Form
                                       ) N-8B-2

 9.  Litigation                        ) *

     II.  GENERAL DESCRIPTION OF THE TRUST
          AND SECURITIES OF THE TRUST

 10. General Information regarding     )
     Trust's Securities and Rights of  )
     Holders                           )

     (a)  Type of Securities           ) Rights of Unit Hold-
          (Registered or Bearer)       ) ers

FORM N-8B-2                              FORM S-6
ITEM NUMBER                              HEADING IN PROSPECTUS

     (b)  Type of Securities (Cumula-  ) Administration of the
          tive or Distributive)        ) Trust-Distribution

     (c)  Rights of Holders as to      ) Redemption; Public
          withdrawal or redemption     ) Offering of Units-
                                       ) Secondary Market

     (d)  Rights of Holders as to      ) Public Offering of
          conversion, transfer, par-   ) Units - Secondary
          tial redemption and similar  ) Market; Exchange Op-
          matters                      ) tion; Redemption;
                                       ) Rights of Unit Hold-
                                       ) ers - Certificates

     (e)  Lapses or defaults with re-  ) *
          spect to periodic payment    )
          plan certificates            )

     (f)  Voting rights as to Securi-  ) Rights of Unit Hold-
          ties under the Indenture     ) ers - Certain Limita-
                                       ) tions; Amendment and
                                       ) Termination of the
                                       ) Indenture

     (g)  Notice to Holders as to      )
          change in                    )

          (1) Composition of assets    ) Administration of the
              of Trust                 ) Trust - Reports to
                                       ) Unit Holders; The
                                       ) Trust - Summary De-
                                       ) scription of the
                                       ) Portfolios

          (2) Terms and Conditions     ) Amendment and Termi-
              of Trust's Securities    ) nation of the Inden-
                                       ) ture

          (3) Provisions of Inden-     ) Amendment and Termi-
              ture                     ) nation of the Inden-
                                       ) ture

          (4) Identity of Depositor    ) Sponsor; Trustee
              and Trustee              )



----------
*    Not applicable, answer negative or not required.

FORM N-8B-2                              FORM S-6
ITEM NUMBER                              HEADING IN PROSPECTUS

     (h)  Security Holders Consent     )
          required to change           )

          (1) Composition of assets of ) Amendment and Termi-
              Trust                    ) nation of the Inden-
                                       ) ture

          (2) Terms and conditions of  ) Amendment and Termi-
              Trust's Securities       ) nation of the Inden-
                                       ) ture

          (3) Provisions of Indenture  ) Amendment and Termi-
                                       ) nation of the Inden-
                                       ) ture

          (4) Identity of Depositor and) *
              Trustee                  )

     (i)  Other principal features     ) Cover of Prospectus;
          of the Trust's Securities    ) Tax Status

 11. Type of securities comprising     ) The Trust - Summary
     units                             ) Description of the
                                       ) Portfolios; Objec-
                                       ) tives and Securities
                                       ) Selection; The Trust
                                       ) - Special Considera-
                                       ) tions

 12. Type of securities comprising     ) *
     periodic payment certificates     )

 13. (a)  Load, fees, expenses, etc.   ) Summary of Essential
                                       ) Information; Public
                                       ) Offering of Units -
                                       ) Public Offering
                                       ) Price; - Profit of
                                       ) Sponsor; - Volume
                                       ) Discount; Expenses
                                       ) and Charges

     (b)  Certain information regard-  ) *
          ing periodic payment cer-    )
          tificates                    )



----------
*    Not applicable, answer negative or not required.

FORM N-8B-2                              FORM S-6
ITEM NUMBER                              HEADING IN PROSPECTUS

     (c)  Certain percentages          ) Summary of Essential
                                       ) Information; Public
                                       ) Offering of Units -
                                       ) Public Offering
                                       ) Price; - Profit of
                                       ) Sponsor; - Volume
                                       ) Discount

     (d)  Price differentials          ) Public Offering of
                                       ) Units - Public Offer-
                                       ) ing Price

     (e)  Certain other loans, fees,   ) Rights of Unit Hold-
          expenses, etc. payable by    ) ers - Certificates
          holders                      )

     (f)  Certain profits receivable   ) Redemption - Purchase
          by depositor, principal un-  ) by the Sponsors of
          derwriters, trustee or af-   ) Units Tendered for
          filiated persons             ) Redemption

     (g)  Ratio of annual charges to   ) *
          income                       )

 14. Issuance of trust's securities    ) Introduction; Rights
                                       ) of Unit Holders -
                                       ) Certificates

 15. Receipt and handling of payments  ) Public Offering of
     from purchasers                   ) Units - Profit of
                                       ) Sponsor

 16. Acquisition and disposition of    ) Introduction; Amend-
     underlying securities             ) ment and Termination
                                       ) of the Indenture; Ob-
                                       ) jectives and Securi-
                                       ) ties Selection; The
                                       ) Trust - Summary De-
                                       ) scription of the
                                       ) Portfolio; Sponsor -
                                       ) Responsibility

 17. Withdrawal or redemption          ) Redemption; Public
                                       ) Offering of Units -
                                       ) Secondary Market



----------
*    Not applicable, answer negative or not required.

FORM N-8B-2                              FORM S-6
ITEM NUMBER                              HEADING IN PROSPECTUS

 18. (a)  Receipt and disposition of   ) Administration of the
           income                      ) Trust; Reinvestment
                                       ) Programs

     (b)  Reinvestment of distribu-    ) Reinvestment Programs
           tions                       )

     (c)  Reserves or special fund     ) Administration of the
                                       ) Trust - Distribution

     (d)  Schedule of distribution     ) *

 19. Records, accounts and report      ) Administration of the
                                       ) Trust-Records and Ac-
                                       ) counts; - Reports to
                                       ) Unit Holders

 20. Certain miscellaneous provisions  ) Amendment and Termi-
     of trust agreement                ) nation of the Inden-
                                       ) ture; Sponsor - Limi-
                                       ) tation on Liability -
                                       ) Resignation; Trustee
                                       ) - Limitation on Li-
                                       ) ability - Resignation

 21. Loans to security holders         ) *

 22. Limitations on liability of de-   ) Sponsor, Trustee;
     positor, trustee, custodian,      ) Evaluator - Limita-
     etc.                              ) tion on Liability

 23. Bonding arrangements              ) Included in Form N-
                                       ) 8B-2

 24. Other material provisions of      ) *
     trust agreement

     III. ORGANIZATION PERSONNEL AND
          AFFILIATED PERSONS OF DEPOSITOR

 25. Organization of Depositor         ) Sponsor

 26. Fees received by Depositor        ) Expenses and Charges
                                       ) - fees; Public Offer-
                                       ) ing of Units - Profit
                                       ) of Sponsor



----------
*    Not applicable, answer negative or not required.

FORM N-8B-2                              FORM S-6
ITEM NUMBER                              HEADING IN PROSPECTUS

 27. Business of Depositor             ) Sponsor and Included
                                       ) in Form N-8B-2

 28. Certain information as to offi-   ) Included in Form
      cials and affiliated persons of  ) N-8B-2
      Depositor

 29. Voting securities of Depositor    ) Included in Form
                                       ) N-8B-2

 30. Persons controlling Depositor     ) *

 31. Compensation of Officers and Di-  ) *
      rector of Depositor              )

 32. Compensation of Directors of De-  ) *
      positor                          )

 33. Compensation of employees of De-  ) *
      positor                          )

 34. Remuneration of other persons     ) *
      for certain services rendered to )
      trust                            )

     IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

 35. Distribution of trust's securi-   ) Public Offering of
      ties by states                   ) Units - Public Dis-
                                       ) tribution

 36. Suspension of sales of trust's    ) *
      securities                       )

 37. Revocation of authority to dis-   ) *
      tribute                          )

 38. (a)  Method of distribution       ) Public Offering of
     (b)  Underwriting agreements      ) Units
     (c)  Selling agreements           )

 39. (a)  Organization of principal    ) Sponsor
          underwriter                  )
     (b)  N.A.S.D. membership of       )
          principal underwriter        )



----------
 *    Not applicable, answer negative or not required.

 Form N-8B-2                              Form S-6
 Item Number                              Heading in Prospectus

 40. Certain fees received by princi-  ) Public Offering of
     pal underwriter                   ) Units - Profit of
                                       ) Sponsor

 41. (a)  Business of principal un-    ) Sponsor
          derwriter                    )
     (b)  Branch offices of principal  ) *
          underwriter                  )
     (c)  Salesman of principal un-    ) *
          derwriter                    )

 42. Ownership of trust's securities   ) *
     by certain persons                )

 43. Certain brokerage commissions     ) *
     received by principal under-      )
     writer                            )

 44. (a)  Method of valuation          ) Public Offering of
                                       )  Units
     (b)  Schedule as to offering      ) *
          price                        )
     (c)  Variation in offering price  ) Public Offering of
          to certain persons           ) Units - Volume Dis-
                                       ) count; Exchange op-
                                       ) tion

 45. Suspension of redemption rights   ) *

 46. (a)  Redemption valuation         ) Public Offering of
                                       ) Units - Secondary
                                       ) Market; Redemption
     (b)  Schedule as to redemption    ) *
          price                        )

 47. Maintenance of position in un-    ) See items 10(d), 44
     derlying securities               ) and 46

     V.   INFORMATION CONCERNING THE
          TRUSTEE OR CUSTODIAN

 48. Organization and regulation of    ) Trustee
     Trustee                           )

 49. Fees and expenses of Trustee      ) Expenses and Charges



----------
 *    Not applicable, answer negative or not required.

 Form N-8B-2                              Form S-6
 Item Number                              Heading in Prospectus

 50. Trustee's lien                    ) Expenses and Charges

     VI.  INFORMATION CONCERNING INSURANCE OF
          HOLDERS OF SECURITIES

 51. (a)  Name and address of Insur-   ) *
          ance Company                 )
     (b)  Type of policies             ) *
     (c)  Type of risks insured and    ) *
          excluded                     )
     (d)  Coverage of policies         ) *
     (e)  Beneficiaries of policies    ) *
     (f)  Terms and manner of cancel-  ) *
          lation                       )
     (g)  Method of determining pre-   ) *
          miums                        )
     (h)  Amount of aggregate premi-   ) *
          ums paid                     )
     (i)  Persons receiving any part   ) *
          of premiums                  )
     (j)  Other material provisions    ) *
          of the Trust relating to     )
          insurance                    )

     VII. POLICY OF REGISTRANT

 52. (a)  Method of selecting and      ) Introduction Objec-
          eliminating securities from  ) tives and Securities
          the Trust                    ) Selection; The Trust
                                       ) - Summary Description
                                       ) of the Portfolio
                                       ) Sponsor - Responsi-
                                       ) bility

     (b)  Elimination of securities    ) *
          from the Trust               )

     (c)  Substitution and elimina-    ) Introduction Objec-
          tion of securities from the  ) tives and Securities
          Trust                        ) Selection; Sponsor -
                                       ) Responsibility

     (d)  Description of any funda-    ) *
          mental policy of the Trust   )



----------
 *    Not applicable, answer negative or not required.

 Form N-8B-2                              Form S-6
 Item Number                              Heading in Prospectus

 53. Taxable status of the Trust       ) Cover of Prospectus;
                                       ) Tax Status

     VIII.   FINANCIAL AND STATISTICAL INFORMATION

 54. Information regarding the         ) *
     Trust's past ten fiscal years     )

 55. Certain information regarding     ) *
     periodic payment plan certifi-    )
     cates                             )

 56. Certain information regarding     ) *
     periodic payment plan certifi-    )
     cates                             )

 57. Certain information regarding     ) *
     periodic payment plan certifi-    )
     cates                             )

 58. Certain information regarding     ) *
     periodic payment plan certifi-    )
     cates                             )

 59. Financial statements              ) Statement of Finan-
     (Instruction 1(c) to Form S-6)    ) cial condition



----------
 *    Not applicable, answer negative or not required.

 MORGAN STANLEY DEAN WITTER

[LOGO] UNIT INVESTMENT TRUST
SELECT EQUITY TRUSTS


STRATEGIC SMALL-CAP PORTFOLIO 2000-1

--------------------------------------------------------------------------------

(A Unit Investment Trust)
 -----------------------------------------------------------------------------

Trust objective: to provide capital appreciation through an investment for approximately 1 year in a fixed portfolio consisting of fifty common stocks selected by applying a quantitative stock selection model.

The value of the Units of the Trust will fluctuate with the value of the Portfolio of underlying Securities, and dividends may fluctuate or not be paid.

AN INVESTMENT IN THE TRUST IS NOT A DEPOSIT OF ANY BANK AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN UNITS OF THE TRUST IS SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

        SPONSOR                                       TRUSTEE
        -------                                       -------
  Dean Witter Reynolds                        The Chase Manhattan Bank
          Inc.                                    270 Park Avenue
  2 World Trade Center                        New York, New York 10017
New York, New York 10048

--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                       PROSPECTUS DATED OCTOBER 18, 2000

                        SUMMARY OF ESSENTIAL INFORMATION

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

                      STRATEGIC SMALL-CAP PORTFOLIO 2000-1



              AS OF OCTOBER 17, 2000, THE INITIAL DATE OF DEPOSIT



Aggregate Value at the Evaluation Time of Securities in
  Trust.....................................................  $249,038.23
Number of Units(1)..........................................       25,130
Fractional Undivided Interest in the Trust Represented by
  Each Unit.................................................     1/25,130
Public Offering Price Per 100 Units:
    Value of Securities in the Trust........................  $    986.24
    Plus Value of Securities for Organization Costs(2)......         4.76
    Total Value of Securities...............................       991.00
    Plus Sales Charge of 2.90% of Public Offering Price(3)
     (2.926% of the amount invested in Securities)..........        29.00
    Less Deferred Sales Charge per 100 Units................       (20.00)
                                                              -----------
    Public Offering Price per 100 Units(4)..................  $  1,000.00
                                                              ===========
Sponsor's Repurchase Price per 100 Units and Redemption
  Price per 100 Units (based on the value of the underlying
  Securities, $29.00 less than the Public Offering Price per
  100 Units)(5).............................................  $    971.00
                                                              ===========



Evaluation Time: Close of the market: 4:00 p.m., New York time.

Minimum Purchase: The minimum initial investment is $1,000 ($100 if the initial purchase is through an
IRA). The minimum subsequent investment is $100.

Distributions will be made on the Distribution Date of on or about January 25, 2002 to holders of record on the Record Date of January 18, 2002.

The Mandatory Termination Date of the Trust is January 18, 2002, although the Trust may terminate earlier if the value of the Trust at any time is less than 40% of the market value of the Securities deposited into the Trust. If you wish to receive Securities in-kind, you must elect prior to the in-kind
Distribution Date of December 5, 2001. During the 30 business day period after that date, the Liquidation
Period, the remaining Securities will be sold and the final distribution made (without interest on these proceeds) within 5 business days after the proceeds of the last sale are received by the Trust.

------------------------

    (1)The number of Units will increase as the Sponsor deposits additional Securities into the Trust. See "Unit Creation--Deposit of Securities" in Part B.

    (2)Unit Holders will bear Organization Costs, which include the cost of preparation and printing of the Indenture, Registration Statement and other documents relating to the Trust, Federal and State registration fees and costs, fees of the Portfolio Consultant, initial fees of the Trustee, and legal and auditing expenses. At the close of the initial offering period, Securities will be sold or cash will be used to reimburse the Sponsor for its advancements towards organization costs. Organization Costs per Unit have been estimated based on a Trust with $25 million of assets. If the assets of the Trust are less than $25 million, the Organization Costs per Unit is likely to be greater than the estimate shown.

    (3)You will pay a maximum total sales charge of 2.9% of the Public Offering Price. The sales charge has two components, an Initial Sales Charge and a Deferred Sales Charge. The Initial Sales Charge is calculated by subtracting the Deferred Sales Charge of $20.00 per 100 Units from the total sales charge. On the date of this Summary of Essential Information, the Initial Sales Charge is $9.00 per 100 Units (0.90% of the Public Offering Price). The amount of the Initial Sales Charge will change and may be more than $9.00 per 100 Units as the value of the Securities changes after the Initial Date of Deposit. The Initial Sales Charge is reduced if you purchase Units with a value of $25,000 or more. (See "Public Offering of Units--Volume Discount"). You will pay a sales charge on all of the Securities, including the Securities held to pay Organization Costs.

     To pay the Deferred Sales Charge, the Trustee will sell Trust assets equal to $4.00 per 100 Units on each Deferred Sales Charge Payment Date (the last business day of each month, over a 5 month period beginning January 31, 2001). If you sell, redeem or exchange your Units before the last Deferred Sales Charge Payment Date the proceeds payable to you will be reduced by the amount of any unpaid Deferred Sales Charge.

    (4)This is the price as of the Initial Date of Deposit only and will change on subsequent dates.

    (5)This is the price as of the Initial Date of Deposit only and will change on subsequent dates. This price reflects deductions for remaining Deferred Sales Charge payments ($20.00 per 100 Units initially). In addition, after the initial offering period, the repurchase and cash redemption prices will be further reduced to reflect the Trust's estimated brokerage costs of selling Securities to meet redemptions, currently estimated at $1.50 per 100 Units.

                                     FEE TABLE

THIS FEE TABLE IS INTENDED TO HELP YOU TO UNDERSTAND THE COSTS AND EXPENSES THAT YOU WILL BEAR DIRECTLY OR INDIRECTLY. SEE PUBLIC OFFERING OF UNITS AND EXPENSES AND CHARGES. ALTHOUGH THE TRUST HAS A TERM OF APPROXIMATELY ONE YEAR, AND IS A UNIT INVESTMENT TRUST RATHER THAN A MUTUAL FUND, THIS INFORMATION IS PRESENTED TO PERMIT A COMPARISON OF FEES AND EXPENSES, ASSUMING THE PRINCIPAL AMOUNT AND DISTRIBUTIONS ARE EXCHANGED EACH YEAR INTO A NEW TRUST SUBJECT ONLY TO THE DEFERRED SALES CHARGE AND TRUST EXPENSES.


                                                                       AMOUNT PER
                                                                         $1,000
                                                                       INVESTMENT
                                                                         IN 100
UNIT HOLDER TRANSACTION EXPENSES                                         UNITS
--------------------------------                                       ----------
Initial Sales Charge Imposed on Purchase....................   0.90%(a) $ 9.00
Deferred Sales Charge per Year..............................   2.00%(a)  20.00
                                                              -----    ------
Maximum Sales Charge per Year...............................   2.90%   $29.00
                                                              =====    ======

ORGANIZATION COSTS..........................................  0.476%   $ 4.76

ESTIMATED ANNUAL TRUST OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS) (b)
  Trustee's Fee including Estimated Expenses (c)............  0.110%   $ 1.10
  Sponsor's Portfolio Supervision Fee (c)...................  0.025      0.25
  Bookkeeping and Administrative Fees.......................     --        --
  Other Operating Expenses..................................     --        --
                                                              -----    ------
      Total.................................................  0.135%   $ 1.35

                                      EXAMPLE


                                                                 CUMULATIVE EXPENSES PAID FOR PERIOD
                                                              -----------------------------------------
                                                               1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                              --------   --------   --------   --------
An investor would pay the following expenses on a $10,000
 investment,
 assuming an estimated operating expense ratio and
 organization cost
 of 0.611% and a 5% annual return on the investment
 throughout
 the periods................................................    $351       $888      $1,450     $2,977

The Example assumes all dividends and distributions will be reinvested and uses a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the Example, the Deferred Sales Charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. Because the reductions to the repurchase and cash redemption prices described in footnote 5 on page ii apply only to the secondary market, these reductions have not been reflected in the figures above. The Example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and rate of return may be more or less than those assumed for purposes of the Example.


                              -------------------

(a) The Initial Sales Charge is actually the difference between 2.90% and the Deferred Sales Charge of $20.00 per 100 Units; it will exceed 0.90% if the Public Offering Price exceeds $1,000 per 100 Units.


     The Deferred Sales Charge is paid at a rate of $4.00 per 100 Units per month on each of the 5 Deferred Sales Charge Payment Dates, irrespective of the purchase or redemption price per Unit. If a Holder sells Units before all of these payments have been made, any unpaid Deferred Sales Charge will be deducted from the sales proceeds. If the Unit purchase price exceeds $1000 per 100 Units, the Deferred Sales Charge will be less than 2.00%; if the Unit purchase price is less than $1000 per 100 Units, the Deferred Sales Charge will exceed 2.00%.



(b) The estimates do not include the costs paid by the Trust of purchasing and selling Securities.



(c) The fees accrue daily and are payable on each Distribution Date. The Sponsor estimates that dividends from the Securities (based on the last dividends actually paid) will be sufficient to pay the estimated expenses of the Trust. See: "Expenses and Charges". The Trustee's fee is based on a Trust with assets of $50 million. If Trust assets are less than $50 million, the Trustee's fee will be higher. In addition to the Trustee's fee, brokerage costs which the Trust will pay to purchase Securities are currently estimated at $1.25 per 100 Units.

SUMMARY OF ESSENTIAL
INFORMATION--


    INVESTMENT NAME AND STRUCTURE: The Morgan Stanley Dean Witter Select Equity Trust Strategic Small-Cap Portfolio 2000-1 (the "Trust")--a unit investment trust composed of publicly-traded common stocks or contracts to purchase those stocks (the "Securities").



    OBJECTIVE: To provide capital appreciation through investment in 50 common stocks, which have the potential for above-average capital appreciation. The Portfolio was selected as of October 13, 2000 (the Stock Selection Date) from among the stocks in the Russell 2000 Index(1). There can be no assurance that the Trust will achieve its objective. The Portfolio is designed with the objective of capital appreciation and is not appropriate for those investors who are not willing to assume the increased risks involved with a portfolio of small-cap stocks nor for those seeking preservation of capital or current income. Dividend income is not an objective of the Trust.


    INVESTMENT SUMMARY: The Portfolio consists of 50 common stocks identified by a proprietary, quantitative stock selection model developed by Lightstone Capital Management LLC (LCM), Portfolio Consultant to the Trust. The Selection Model seeks to identify stocks that have a strong potential for above-average capital appreciation over the approximate one-year life of the Trust. The Selection Model seeks to identify 25 "growth" stocks and 25 "growth" stocks with "value" attributes.

    The "growth" stocks generally have exhibited such characteristics as relatively high price to earnings, price to sales or price to book value ratios, as well as modest to no dividend payments and betas that have tended to be higher than 1.00, and may be generally characterized as growth-oriented stocks. A stock's "beta" is a measure of its price volatility relative to the volatility of the S&P 500 Index. Due to the characteristics mentioned above, they have exhibited and may be expected to exhibit relatively higher price volatility and may be riskier to own than stocks that have lower price to earnings, price to sales or price to book value ratios, higher dividend payouts and lower betas some of which may be generally characterized as value-oriented stocks.

    In an attempt to reduce potential Portfolio volatility, half of the Portfolio is selected by first applying selection criteria that can help identify relative "value" attributes in a particular stock. In a relative comparison to the "growth" stock half of the Portfolio, which excludes the additional value-oriented screen, these stocks may generally exhibit lower price to earnings ratios, price to book ratios, or betas, in addition to having lower price to sales ratios. However, these stocks may not necessarily be perceived as "value" stocks in comparison to other sectors of the equity markets.


    The Selection Model applies certain criteria to choose the Portfolio from the companies comprising the Russell 2000 Index. The
Russell 2000-Registered Trademark- Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, and currently represents approximately 8% of the total market capitalization of the Russell 3000-Registered Trademark- Index. The
Russell 3000-Registered Trademark- Index measures the performance of the 3,000 largest US companies based on total market capitalization, and currently represents approximately 98% of the publicly investable US equity market. A company's stock will generally be considered small-cap if the company's market capitalization is less than $1.5 billion. The Trust permits investors to buy and hold a fixed portfolio for approximately one year. At the end of the year, the Trust will be liquidated and it is intended that the Selection Model will be reapplied to select a new Portfolio if a new trust is offered.


    Although the Trust is a one-year investment, the strategy is long-term. Investors should consider reinvesting in successive trusts, if available, for at least three to five years, to take advantage of the long-term strategy. Reinvesting each year requires your payment of the deferred sales charge each year, and will result in current tax consequences unless you hold your Units in a tax advantaged account.

------------------------
(1) "Russell 2000"-Registered Trademark- is a trademark of The Frank Russell Company. The Portfolio Securities do not reflect any recommendations of The Frank Russell Company with regard to utilizing the current universe of Russell 2000 Index stocks, and were solely selected by the Selection Model. The Trust is not sponsored, managed, sold or promoted by The Frank Russell Company. The Frank Russell Company is not affiliated with the Sponsor.

    TRUST SECURITIES: The Portfolio Securities consist of common stocks identified through a Selection Model developed by LCM. LCM is a registered investment adviser whose president is John B. Lightstone, PhD. LCM is in the business of developing investment strategies for various investment products.

    The Selection Model is comprised of two processes which are applied at the time of the Trust's formation to the stocks in the Russell 2000 Index. Each process identifies 25 stocks for the portfolio.

    Process One - seeking to identify "growth" stocks: Begin with the 2000 stocks in the Russell 2000 Index. Apply the Earnings Pressure screen to the 2000 stocks. The Earnings Pressure screen is as follows:

    (a) The estimated earnings for the next 12 months using analysts consensus estimates(2) of earnings per share (EPS) available as of the Stock Selection Date is obtained for each company.

    (b) The estimated 12-month consensus earnings for one month, two months and three months before the Stock Selection Date is obtained for each company. A weighted average of estimated 12-month consensus earnings is then calculated over the most recent three months before the Stock Selection Date.

    (c) The Selection Model calculates the percentage change between the 12-month estimated consensus earnings for each of the companies as of the Stock Selection Date and the weighted average of estimated 12-month consensus earnings over the most recent three months before the Stock Selection Date.

    (d) The Selection Model weights the percentage change in 12-month estimated consensus earnings by factors developed by LCM which seek to take into account the likely impact of these changes on the future price of the stock, such as the extent of agreement in consensus earnings estimates among analysts and the number of upward and downward revisions by analysts.

    (e) The stocks are ranked from highest to lowest based on the resulting weighted percentage change in estimated 12-month consensus earnings and the 25 stocks with the highest weighted percentage change in estimated 12-month consensus earnings are selected.

    Process Two - seeking to identify "growth" stocks with "value" attributes:
Begin with the 2000 stocks in the Russell 2000 Index and select the 200 stocks with the lowest price to sales ratio (current stock price divided by the sales per share ("PSR")). A low PSR can be considered to be a significant "value" attribute. Apply the Earnings Pressure screen to the 200 stocks. The stocks are ranked from highest to lowest and the 25 stocks with the highest weighted percentage change in estimated 12-month consensus earnings are selected.


    If one or more stocks are selected by both Processes One and Two, it will be counted as one selection only. As a result, to get to a total of 50 stocks, additional stocks will be identified and selected by alternately applying Process Two to arrive at another stock and then Process One to arrive at another stock, continuing as necessary to get to 50 stocks. The 50 stocks are generally equally-weighted, although there are certain variations based on market factors, including average daily trading volume. See the "Schedule of Portfolio Secuities" for the market value weightings of each security in the Trust as of the Initial Date of Deposit.


    Following the initial deposit, the Sponsor expects to deposit additional Securities, contracts to purchase additional Securities together with a letter of credit and/or cash with instructions to purchase additional Securities to create Additional Units. To the extent practicable, the proportionate relationship between the number of shares of each Security in the Portfolio will be maintained.

------------------------
(2) The Portfolio Consultant obtains analysts consensus earnings estimates from information providers that are not affiliated with the Sponsor or the Portfolio Consultant. The consensus earnings estimates are the average of earnings estimates provided by analysts reporting to the information providers. The Sponsor assumes no responsibility for the accuracy of the data. The Sponsor has not independently verified the data and, therefore, does not guarantee the accuracy of the data. The Sponsor is not aware that the data is inaccurate.

    PORTFOLIO CHARACTERISTICS. The Portfolio of the Trust consists of 50 issues of common stocks, issued by companies in the categories set forth below:


                                 PERCENTAGE OF
CATEGORIES                   AGGREGATE MARKET VALUE
OF ISSUER                     OF TRUST PORTFOLIO*
---------                    ----------------------
Retail                               19.04%
Computers                            12.42%
Distributors                          8.05%
HealthCare                            6.18%
Services                              6.12%
Homebuilding                          6.03%
Electronics                           5.97%
Oil & Gas                             4.07%
Truckers                              3.97%
E-Commerce                            2.12%
Gaming, Lottery &
  Parimutual Companies                2.04%
Beverages                             2.03%
Metal Fabricators                     2.03%
Real Estate Investment
  Trusts                              2.03%
Foods                                 2.02%
Iron & Steel                          2.02%
Textiles                              2.02%
Communication Equipment               2.01%
Equipment                             2.00%
Publishing                            2.00%
Electronic Companies                  1.98%
Office Equipment & Supplies           1.96%
Chemicals                             1.90%


    * As of Initial Date of Deposit, subject to future change.

    RISK FACTORS: An investment in Units of the Trust should be made with an understanding of the following risks associated with the Trust's fixed portfolio of common stocks:

    Risks inherent in an investment in common stocks include:

    - price fluctuation,

    - volatility inherent in equity securities, particularly to small-cap stocks, and

    - dividends may fluctuate or not be paid at any time.

    If the Selection Model were applied after the Stock Selection Date, the later applied Selection Model may select a portfolio that is substantially different from the portfolio of this Trust.

    The Trust is not designed to be nor is it a complete equity investment program. The Securities, and hence the Units, may be unsuitable for investors depending on their specific investment objectives and financial position. The Portfolio Securities represent a limited subset of securities in the Russell 2000 Index and their performance, dividend income and daily pricing will not track that of the Russell 2000 Index.

    Securities characterized as small-cap securities generally exhibit higher price volatility and trade at higher multiples of price to earnings (or exhibit no current earnings at all), in comparison to the Russell 3000 Index or Russell 2000 Index as a whole and in comparison to many of the stocks that comprise each Index. A small-cap company may have:

    - a limited product line

    - limited financial resources

    - reduced access to capital markets

    - greater susceptibility to economic downturns

    - greater likelihood of adverse events resulting in bankruptcy

    Small-cap securities, especially those with relatively higher percentage changes in analysts' earnings estimates, are likely to exhibit substantial price volatility and speculative trading.

    Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences (both domestic and international) affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. The value of a Unit may decline and when you sell or redeem your Unit it may be worth less than what you paid for it. Securities may only be sold for limited reasons, such as a material deterioration in the financial condition of an issuer. During the life of the Trust, Securities will not be sold to take advantage of market fluctuations. Equity markets have been at historically high levels and we cannot assure that these levels will continue.

    There are risks inherent in an investment in common stocks, including risks associated with the limited rights of holders of common stock to receive payments from issuers of that stock. These rights are inferior to those of creditors and holders of debt obligations or preferred stock. Also, holders of common stock have the right to receive dividends only when, as and if such dividends are declared by the issuer's board of directors.

    In addition, the Sponsor and its affiliates, through separate trading, lending, investment banking or other business activities, may adversely impact the price of the underlying Securities.


    Additional Risk Factors. See also notes to "Schedule of Portfolio Securities" and "The Trust--Risk Factors" in Part B.



    DISTRIBUTION: The Trustee will distribute net income on each Distribution Date to holders of record on the immediately preceding Record Date as set forth on page i above. If Securities are sold and the sales proceeds are not used to redeem Units, the sales proceeds will be distributed to Unit Holders. Upon termination of the Trust, the Trustee will distribute to each Unit Holder of record its pro rata share of the Trust's assets, less expenses and less any Deferred Sales Charge then payable. Unit Holders can elect to invest their distributions automatically in units of a New Series, if offered by the Sponsor. Units acquired through investment upon termination will be subject only to a deferred sales charge (see "Administration of the Trust--Termination").


    The Sponsor anticipates that dividends from the Securities will be sufficient to:

    - pay expenses of the Trust and

    - after paying expenses, to make the periodic net income distributions to Unit Holders.

    This expectation is based on the last dividend actually paid by the companies included in the Schedule of Portfolio Securities. (See: "Expenses and Charges" and "Administration of the Trust--Distribution".)

    PUBLIC OFFERING PRICE: The Public Offering Price per 100 Units is computed after receipt of a purchase order on the basis of

    - the total value of the underlying Securities and

    - cash held by the Trust.

    The assets are reduced by Trust expenses and liabilities and then divided by the number of Units outstanding times 100. A sales charge is then added. Further details can be found on pages i and ii above, particularly footnote 3. (See "Public Offering of Units--Public Offering Price".)

    Unit Holders acquiring units in any future series through an exchange or rollover of units of a previous series will acquire those units subject only to the Deferred Sales Charge. Investors desiring to invest in successive trusts at a reduced sales charge must elect to do so before the termination of their existing trust.

    MARKET FOR UNITS: The Sponsor, although not obligated to do so, intends to maintain a market for the Units. If this market is not maintained, a Unit Holder will be able to dispose of his Units through redemption at prices based on the aggregate value of the underlying Securities. The sale or redemption price will be the then current Unit net asset value including deduction for any remaining Deferred Sales Charge.


    TERMINATION: The Trust will terminate approximately 1 year after the Initial Date of Deposit regardless of market conditions at that time. Unit Holders may elect to receive shares in-kind. The Trust will then liquidate generally over a 14 business day period. Cash held upon this sale of Securities will be held uninvested in non-interest bearing accounts created by the Indenture until distributed pro rata to Unit Holders on or about January 25, 2002. The Trustee will benefit from holding the cash because it can earn interest on it during the period.


    The amount realized by a Unit Holder upon termination may be less than the amount paid by the Unit Holder. Sales of Securities in the Trust during the period before termination and upon termination may be at a lower price than might otherwise be realized if the sale were not required at that time. (See:
"Administration of the Trust--Distribution".)

    Because the Trust is not managed and the Securities can only be sold during the Liquidation Period or under certain other limited circumstances described in this Prospectus, the proceeds received from the sale of Securities may be less than could be obtained if the sale had taken place at a different time. Depending on the volume of Securities sold and the prices of and demand for Securities at the time of such sale, the sales of Securities from the Trust may tend to depress the market prices of those Securities and hence the value of the Units, thus reducing termination proceeds available to Unit Holders. To lessen potential adverse price consequences of heavy volume trading in the Securities taking place over a short period of time and to provide an average market price for the Securities, the Trustee will follow procedures set forth in the Indenture to sell the Securities in an orderly fashion over a period not to exceed the Liquidation Period.

    The Sponsor can give no assurance, however, that these procedures will lessen negative price consequences or provide a better price for these Securities. The Trust may terminate earlier than on the Mandatory Termination Date if the value of the Trust is less than forty percent of the value of all of the Securities at the time they are acquired by the Trust.

    LITIGATION AND LEGISLATION: The Sponsor does not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Portfolio, although pending litigation may have a material adverse effect on the value of Securities in the Portfolio. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of the Securities. Future litigation, legislation, regulation or deregulation may have a material adverse effect on the Portfolio or may impair the ability of the issuers of the Securities to achieve their business goals.

    INDEX PAST PERFORMANCE: The chart below shows how the Russell 2000 Index has performed over the past 20 years relative to the S&P 500 Index.


                       RUSSELL 2000-REGISTERED TRADEMARK- INDEX   S&P 500 INDEX(1)*
YEAR ENDED 12/31                    TOTAL RETURN*                   TOTAL RETURN
---------------------  ----------------------------------------   -----------------
1980                                          38.58                     32.42
1981                                           2.03                     -4.91
1982                                          24.95                     21.41
1983                                          29.13                     22.51
1984                                          -7.30                      6.27
1985                                          31.05                     32.16
1986                                           5.68                     18.47
1987                                          -8.77                      5.23
1988                                          24.89                     16.81
1989                                          16.24                     31.49
1990                                         -19.51                     -3.17
1991                                          46.05                     30.55
1992                                          18.41                      7.67
1993                                          18.91                      9.99
1994                                          -1.82                      1.31
1995                                          28.44                     37.43
1996                                          16.49                     23.07
1997                                          22.36                     33.36
1998                                          -2.55                     28.58
1999                                          21.26                     20.89
Average annual total
  return                                      13.96%                    17.87%


------------------------

* Returns represent price changes plus dividends reinvested.
 SOURCE: IBBOTSON ASSOCIATES, INC.

(1) "S&P-Registered Trademark- 500" is a registered trademark of the McGraw-Hill Companies, Inc. The Trust is not sponsored, managed, sold or promoted by Standard & Poor's.

    Investors should note that the Trust's portfolio, and an individual investment in Trust units, may perform better or worse than the Russell 2000 Index for a number of reasons, including:

    - the Trust's portfolio contains 50 stocks, which is only a small fraction (1/40(th)) of the 2000 stocks in the Index

    - the Trust's stocks were chosen based on the selection process criteria, and not with the objective of tracking the Index

    - the performance of the Trust's portfolio, and an individual investment in units, will be reduced by Trust sales charges, expenses and commissions incurred in buying and selling portfolio securities, while Index performance does not take into account such things

    - a portfolio, and an individual investment in units, each will have their own beginning and ending dates, and, therefore, each will be affected by the different market factors applying at such times

Past performance is no guarantee of future results.

                          INDEPENDENT AUDITORS' REPORT

THE UNIT HOLDERS, SPONSOR AND TRUSTEE

MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
STRATEGIC SMALL-CAP PORTFOLIO 2000-1



    We have audited the accompanying statement of financial condition, including the schedule of portfolio securities, of the Morgan Stanley Dean Witter Select Equity Trust Strategic Small-Cap Portfolio 2000-1 as of October 17, 2000. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.



    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit for the purchase of securities, as shown in the statement of financial condition as of October 17, 2000, by correspondence with The Chase Manhattan Bank, the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



    In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Morgan Stanley Dean Witter Select Equity Trust Strategic Small-Cap Portfolio 2000-1 as of October 17, 2000, in accordance with accounting principles generally accepted in the United States of America.



GRANT THORNTON LLP



October 17, 2000
Chicago, Illinois

                        STATEMENT OF FINANCIAL CONDITION

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

                      STRATEGIC SMALL-CAP PORTFOLIO 2000-1


                   INITIAL DATE OF DEPOSIT, OCTOBER 17, 2000



TRUST PROPERTY
    Sponsor's Contracts to purchase underlying Securities
     backed by an irrevocable letter of credit (a)(b).......  $249,038.23
                                                              -----------
      Total.................................................  $249,038.23
                                                              ===========
LIABILITIES AND INTEREST OF UNIT HOLDERS
    Liabilities
      Deferred portion of sales charge (c)..................  $  5,026.00
      Organization Costs (b)................................     1,196.19
                                                              -----------
      Subtotal..............................................     6,222.19
                                                              -----------
    Interest of Unit Holders--
    Units of fractional undivided interest outstanding:
      Cost to investors (d).................................   251,300.88
      Less: Gross underwriting commissions (e)..............    (7,288.65)
      Less: Organization Costs (b)..........................    (1,196.19)
                                                              -----------
    Net amount applicable to investors......................   242,816.04
                                                              -----------
      Total.................................................  $249,038.23
                                                              ===========

------------------------

(a) The aggregate value of the Securities represented by Contracts to Purchase listed under "Schedule of Portfolio Securities" and their cost to the Trust are the same. The value is determined by the Trustee on the basis set forth under "Public Offering of Units--Public Offering Price". A $300,000.00 irrevocable letter of credit drawn on Danske Bank has been deposited with the Trustee.



(b) A portion of the Public Offering Price consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The Sponsor will be reimbursed for the organization costs at the close of the initial offering period. Organization costs per unit have been estimated based on a Trust with projected total assets of $25 million. To the extent the assets of the Trust are less than $25 million, the organization costs may be less, although the per Unit amount may increase. If the assets of the Trust are more, the organization costs may be higher, although the per Unit amount may decrease.



(c) Represents the aggregate amount of mandatory distributions of $4.00 per 100 Units per month payable on the last business day of each month from January 31, 2001 through May 31, 2001. Distributions will be made to an account maintained by the Trustee from which the Unit Holders' Deferred Sales Charge obligation to the Sponsor will be satisfied. If Units are redeemed prior to May 31, 2001, the remaining portion of the obligation applicable to such Units will be transferred to such account on the redemption date.


(d) The aggregate Public Offering Price is computed on the basis set forth under "Public Offering of Units--Public Offering Price."

(e) The maximum aggregate sales charge of 2.90% of the Public Offering Price per 100 Units is computed on the basis set forth under "Public Offering of Units--Public Offering Price".

                        SCHEDULE OF PORTFOLIO SECURITIES

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
                      STRATEGIC SMALL-CAP PORTFOLIO 2000-1
                  ON INITIAL DATE OF DEPOSIT, OCTOBER 17, 2000


                                                                                    PROPORTIONATE    PERCENTAGE
                                                                                    RELATIONSHIP    OF AGGREGATE   PRICE PER
       PORTFOLIO                                                        NUMBER OF    BETWEEN NO.    MARKET VALUE   SHARE TO
          NO.            NAME OF ISSUER                                  SHARES       OF SHARES       OF TRUST       TRUST
          ---            ---------------------------------------------   ------       ---------     ------------     -----
           1             About.com, Inc. (2)                                273        1.59  %         2.03 %      $ 18.5000
           2             AK Steel Holding Corporation                       558        3.25            2.02           9.0000
           3             AmeriSource Health Corporation (2)                 110        0.64            2.03          46.0000
           4             Anixter International, Inc. (2)                    227        1.32            2.01          22.0000
           5             Arkansas Best Corporation (2)                      329        1.91            1.95          14.7500
           6             Avis Group Holdings, Inc. (2)                      184        1.07            2.00          27.0625
           7             Aztar Corporation (2)                              365        2.12            2.04          13.9375
           8             Bindley Western Industries, Inc.                   134        0.78            2.00          37.2500
           9             Cerner Corporation (2)                              96        0.56            2.04          52.8750
          10             Chicos Fas, Inc. (2)                               146        0.85            2.00          34.1875
          11             Constellantion Brands, Inc. (2)                    104        0.61            2.03          48.6250
          12             Cymer, Inc. (2)                                    271        1.58            2.00          18.3750
          13             Denbury Resources, Inc. (2)                        681        3.96            2.05           7.5000
          14             Drugstore.com, Inc. (2)                          2,033       11.83            2.14           2.6250
          15             DSP Group, Inc. (2)                                152        0.88            1.97          32.3125
          16             Foundation Health Systems, Inc. (2)                309        1.80            2.01          16.1875
          17             Grace (W.R.) & Company (2)                       1,199        6.98            1.90           3.9375
          18             Group 1 Automotive, Inc. (2)                       472        2.75            1.79           9.4375
          19             Haverty Furniture Companies, Inc.                  512        2.98            2.04           9.9375
          20             Hot Topic, Inc. (2)                                169        0.98            1.98          29.1250
          21             HotJobs.com, Limited (2)                           406        2.36            2.12          13.0000
          22             Insight Enterprises, Inc. (2)                      250        1.45            2.03          20.1875
          23             Jupiter Media Metrix, Inc. (2)                     423        2.46            2.07          12.1875
          24             Kaufman and Broad Home Corporation                 193        1.12            2.01          25.9375
          25             Laboratory Corporation of America Holdings          41                                     123.6250
                           (2)                                                         0.24            2.04
          26             Lennar Corporation                                 172        1.00            2.02          29.2500
          27             Michaels Stores, Inc. (2)                          140        0.81            1.99          35.4375
          28             Network Commerce, Inc. (2)                       1,709        9.95            2.06           3.0000
          29             NorthWestern Corporation                           242        1.41            1.98          20.3750
          30             Owens & Minor, Inc.                                325        1.89            2.00          15.3125
          31             Performance Food Group Company (2)                 149        0.87            2.02          33.7500
          32             Pericom Semiconductor Corporation (2)              208        1.21            1.90          22.7500
          33             Philips-Van Heusen Corporation                     470        2.74            2.02          10.6875
          34             Pioneer-Standard Electronics, Inc.                 468        2.72            2.10          11.1875
          35             Plains Resources, Inc. (2)                         265        1.54            2.02          18.9375


                          COST OF
       PORTFOLIO         SECURITIES
          NO.           TO TRUST (1)
          ---           ------------
           1            $  5,050.50
           2               5,022.00
           3               5,060.00
           4               4,994.00
           5               4,852.75
           6               4,979.50
           7               5,087.19
           8               4,991.50
           9               5,076.00
          10               4,991.38
          11               5,057.00
          12               4,979.63
          13               5,107.50
          14               5,336.63
          15               4,911.50
          16               5,001.94
          17               4,721.06
          18               4,454.50
          19               5,088.00
          20               4,922.13
          21               5,278.00
          22               5,046.88
          23               5,155.31
          24               5,005.94
          25               5,068.63

          26               5,031.00
          27               4,961.25
          28               5,127.00
          29               4,930.75
          30               4,976.56
          31               5,028.75
          32               4,732.00
          33               5,023.13
          34               5,235.75
          35               5,018.44

                                                                                    PROPORTIONATE    PERCENTAGE
                                                                                    RELATIONSHIP    OF AGGREGATE   PRICE PER
       PORTFOLIO                                                        NUMBER OF    BETWEEN NO.    MARKET VALUE   SHARE TO
          NO.            NAME OF ISSUER                                  SHARES       OF SHARES       OF TRUST       TRUST
          ---            ---------------------------------------------   ------       ---------     ------------     -----
          36             Professional Detailing, Inc. (2)                    54        0.31  %         2.08 %      $ 96.0000
          37             Rent-A-Center, Inc. (2)                            151        0.88            2.01          33.1875
          38             Roadway Express, Inc.                              296        1.72            2.02          17.0000
          39             Scholastic Corporation                              65        0.38            2.00          76.8125
          40             SERENA Software, Inc. (2)                          120        0.70            2.09          43.4375
          41             SL Green Realty Corporation                        191        1.11            2.03          26.5000
          42             Software Technologies Corporation (2)              277        1.61            2.00          17.9375
          43             Sonic Automotive, Inc. (2)                         653        3.80            2.03           7.7500
          44             Suiza Foods Corporation (2)                        110        0.64            2.02          45.7500
          45             Syncor International Corporation (2)               145        0.84            2.13          36.6250
          46             United Auto Group, Inc. (2)                        360        2.09            1.02           7.0625
          47             United Stationers, Inc. (2)                        215        1.25            1.96          22.6875
          48             Verity, Inc. (2)                                   190        1.11            2.18          28.5625
          49             Webb (Del) Corporation                             200        1.16            2.00          24.8750
          50             Wolverine Tube, Inc. (2)                           372        2.16            2.03          13.5625
                                                                         ------
                                                                         17,184
                                                                         ======


                          COST OF
       PORTFOLIO         SECURITIES
          NO.           TO TRUST (1)
          ---           ------------
          36            $  5,184.00
          37               5,011.31
          38               5,032.00
          39               4,992.81
          40               5,212.50
          41               5,061.50
          42               4,968.69
          43               5,060.75
          44               5,032.50
          45               5,310.63
          46               2,542.50
          47               4,877.81
          48               5,426.88
          49               4,975.00
          50               5,045.25
                        -----------
                        $249,038.23
                        ===========


------------------------

(1) All Securities are represented entirely by contracts to purchase entered into on October 17, 2000. Valuation of Securities by the Trustee was made on the basis of the closing sale price on the exchange where the security is listed, or on the last sale price if not listed, at the Evaluation Time on October 17, 2000. The aggregate purchase price to the Sponsor for the Securities deposited in the Trust is $249,553.75. The Sponsor had a loss on the Initial Date of Deposit of $515.52.


(2) These securities currently do not pay a dividend.

CONFLICTS OF INTEREST

    The Sponsor and its affiliates may perform or seek to perform investment banking services for, and may have acted as an underwriter, manager or co-manager of a public offering of the securities of the above issuers during the last three years and may do so from time to time throughout the life of the Trust. The Sponsor or its affiliates may serve as specialists in one or more of the Securities in this Trust on one or more stock exchanges, or markets, may make markets in or may have a long or short position in or effect transactions in any of these stocks or in options or other instruments related to one or more of the Securities, and may be on the opposite side of public orders executed on the floor of an exchange where the Securities are listed. An officer, director or employee of the Sponsor or affiliates may be an officer or director of one or more of the issuers of the Securities in the Trust. The Sponsor or affiliates may trade for their own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or related options or other instruments related to one or more of the Securities. The Sponsor, its affiliates, directors, elected officers, employees and employee benefits programs may have either a long or short position in any Security or related option.

                    THE 50 STOCKS OF THE STRATEGIC SMALL-CAP
                      PORTFOLIO--(As of October 17, 2000)



ABOUT.COM, INC.,                           an Internet media company, provides a branded network of
                                           several channels and topic-specific Web sites led by human guides. The company's GuideSite includes a filtered
                                           directory and original content, as well as community
                                           features that include chat, discussion forums,
                                           newsletters, and event calendars.
AK STEEL HOLDING CORPORATION               through its wholly-owned subsidiary, AK Steel Corporation, produces flat rolled carbon steel. The company produces
                                           coated, cold rolled, and hot rolled carbon steel for the
                                           automotive, appliance, construction, and manufacturing
                                           markets. AK Steel also cold rolls and aluminum coats
                                           stainless steel for automotive industry customers.
AMERISOURCE HEALTH CORPORATION             distributes wholesale pharmaceutical and related health
                                           care products and services. The company's customers
                                           include hospitals and managed care facilities, independent community pharmacies, and chain drug stores, including
                                           pharmacy departments of supermarkets and mass
                                           merchandisers.
ANIXTER INTERNATIONAL, INC.                distributes communications and specialty wire and cable
                                           products. The company distributes wiring systems for
                                           voice, data, and video networks and electrical power
                                           applications in North America, Europe, Asia, and Latin
                                           America.
ARKANSAS BEST CORPORATION                  provides motor carrier, intermodal, and ocean
                                           transportation operations. The company transports a
                                           variety of goods around the world. Arkansas Best also
                                           provides truck tire retreading services and sells new
                                           tires.
AVIS GROUP HOLDINGS, INC.                  is a holding company which operates a general use car
                                           rental business. The company also provides integrated card payment, vehicle leasing, and value-added vehicle
                                           management services. Avis Group conducts operations in
                                           North America and other countries around the world.
AZTAR CORPORATION                          operates various gaming and hotel facilities in the United
                                           States. The company currently operates facilities in
                                           Atlantic City, New Jersey, as well as in Las Vegas and
                                           Laughlin, Nevada. Aztar also operates facilities in
                                           Missouri and Indiana. The company's facilities include
                                           Tropicana Resort and Casino, Ramada Express Hotel and
                                           Casino, and Casino Aztar.
BINDLEY WESTERN INDUSTRIES, INC.           is a wholesale distributor of pharmaceuticals and related
                                           health care products. The company's product lines include
                                           prescription drugs, dialysis supplies, health and beauty
                                           care products, and home health care merchandise. Bindley
                                           also distributes specialty pharmaceuticals to the
                                           alternate site healthcare market and provides
                                           patient-specific biopharmaceuticals.

CERNER CORPORATION                         designs, develops, markets, installs, and supports
                                           information technology and content solutions for
                                           healthcare organizations and consumers. The company's
                                           systems, implemented on a member or patient, accumulate
                                           data on care provided and provide access for users of
                                           clinical information.
CHICO'S FAS, INC.                          sells private label casual clothing and related
                                           accessories. The company's products include color
                                           coordinated tops, pants, shorts, skirts, dresses, and
                                           other accessories. Chico's operates throughout the United
                                           States.
CONSTELLATION BRANDS, INC.                 produces, markets, and distributes beverage alcohol
                                           products in North America and the United Kingdom. The
                                           company markets various brands of imported beers, wines,
                                           spirits, cider, and bottled water. Constellation also
                                           wholesales drinks in the United Kingdom.
CYMER, INC.                                supplies excimer laser illumination sources for use in
                                           deep ultra-violet photolithography systems. The Company's
                                           lasers are incorporated into step-and-repeat and
                                           step-and-scan photolithography systems for use in the
                                           manufacture of semiconductors.
DENBURY RESOURCES, INC.                    acquires, develops, operates, and explores oil and gas
                                           properties, primarily in the Gulf Coast region of the
                                           United States.
DRUGSTORE.COM, INC.                        operates an online drugstore. The company operates a
                                           retail store and information site for health, beauty,
                                           wellness, personal care, and pharmacy products.
DSP GROUP, INC.                            develops and markets digital signal processing (DSP) cores and integrated solutions for the consumer and computer
                                           telephony markets. The company combines digital signal
                                           processing, speech processing algorithms, and telephony
                                           algorithms to provide a variety of application-specific
                                           DSPs.
FOUNDATION HEALTH SYSTEMS, INC.            provides managed health care benefits and products. The
                                           company's health maintenance organization, insured
                                           preferred provider organization, and government contracts
                                           subsidiaries provide health benefits to individuals in
                                           various states. Foundation Health provides group,
                                           individual, Medicare risk, Medicaid, and CHAMPUS programs.
GRACE (W.R.) & COMPANY                     supplies specialty chemical, construction, and container
                                           products. The company's customers include the food,
                                           consumer products, petroleum refinery, and construction
                                           industries. W.R. Grace's businesses focus on catalysts and silica products, construction products, and container
                                           products.
GROUP 1 AUTOMOTIVE, INC.,                  through its subsidiaries, owns and operates automobile
                                           dealerships. The company sells new and used cars and light trucks. provides maintenance and repair services, and
                                           sells replacement parts. The company also arranges related financing, insurance, and extended service contracts.
                                           Group 1 operates in Florida, Georgia, Colorado, Oklahoma,
                                           New Mexico, and Texas.

HAVERTY FURNITURE COMPANIES, INC.          sells home furnishings. The company stores are located in
                                           southern and central United States. Haverty's offers brand name furniture, such as Broyhill, Thomasville,
                                           Lane/Action, La-Z-Boy, and Clayton Marcus.
HOT TOPIC, INC.                            operates stores selling music-related apparel,
                                           accessories, and gift items for young men and women
                                           principally between the ages of 12 and 22. The company
                                           operates stores across the United States.
HOTJOBS.COM, LIMITED                       provides Internet-based recruiting solutions. The
                                           company's services provide a direct exchange of
                                           information between job seekers and employers.
                                           Hotjobs.com's employment exchange allows member employers
                                           to access its database of job seekers and provides member
                                           employers with the tools to post, track, and manage job
                                           openings in a real-time environment.
INSIGHT ENTERPRISES, INC.                  is a global direct marketer of computers, hardware, and
                                           software. The company markets a variety of brand name
                                           products through outbound telemarketing, electronic
                                           commerce, electronic marketing, and direct mail catalogs.
                                           Insight's customers include small- and medium-sized
                                           businesses.
JUPITER MEDIA METRIX, INC.                 delivers Internet measurement, analysis, intelligence, and events. The company provides businesses with global
                                           resources for understanding and profiting from the
                                           Internet. Jupiter Media provides advice, predictions,
                                           access to analysts, measurement services, and other
                                           services through Media Metrix, AdRelevence, Jupiter
                                           Research, and Jupiter Events brands.
KAUFMAN AND BROAD HOME CORPORATION         builds single-family homes with operations in seven
                                           western states, and international operations in France and
                                           Mexico. The company's homes in the United States are
                                           primarily for first-time buyers, and are close to
                                           metropolitan areas. Kaufman builds homes, as well as
                                           commercial projects and high-density residential
                                           properties in France.
LABORATORY CORPORATION OF AMERICA          is a clinical laboratory organization. The company offers
HOLDINGS                                   a wide range of clinical laboratory tests which are used
                                           by the medical profession in routine testing, patient
                                           diagnosis, and in the monitoring and treatment of disease.
                                           Laboratory Corporation operates a network of laboratories
                                           and service sites which serve clients across the United
                                           States.
LENNAR CORPORATION                         is a homebuilder with operations in Florida, California,
                                           Texas, Arizona, and Nevada. The company's financial
                                           services division provides residential mortgage services,
                                           title, closing, and other ancillary services for its
                                           homebuyers and other customers.
MICHAELS STORES, INC.                      owns and operates a chain of retail specialty stores
                                           featuring a variety of home decorations and arts and
                                           crafts items. The company operates Michaels and Aaron
                                           Brothers stores in the United States, Canada, and Puerto
                                           Rico. The products include picture frames, art and hobby
                                           supplies, silk and dried flowers, and seasonal
                                           merchandise.

NETWORK COMMERCE, INC.                     provides technology, services, and commerce networks for
                                           Internet sites, businesses, and merchants. The company's
                                           Network Commerce Distributed CommerceSuite includes a
                                           business network, and consumer network, and electronic
                                           business services. Network Commerce operates a
                                           business-to-business marketplace and directory, a consumer shopping network, and other Web sites.
NORTHWESTERN CORPORATION                   provides services and solutions. The company distributes
                                           propane on a retail basis, and provides electric and
                                           natural gas service to Midwestern customers. NorthWestern
                                           also provides communication and data solutions and network services, as well as heating, ventilating, air
                                           conditioning, and plumbing services.
OWENS & MINOR, INC.                        distributes medical/surgical supplies throughout the
                                           United States. The company's customers include hospitals,
                                           integrated healthcare systems, and group purchasing
                                           organizations. Owens & Minor also provides services in
                                           supply chain management, logistics, and technology.
PERFORMANCE FOOD GROUP COMPANY             markets and distributes food and food-related products to
                                           foodservice customers. The company's customers include
                                           restaurants, hotels, cafeterias, schools, healthcare
                                           facilities, and other institutions. Performance Food
                                           operates primarily in the Southern, Southwestern,
                                           Midwestern, and Northeastern United States.
PERICOM SEMICONDUCTOR CORPORATION          designs, develops, and markets interface integrated
                                           circuits for the transfer, routing, and timing of
                                           high-speed digital and analog signals. Interface IC's
                                           transfer, route and time electrical signals among a
                                           system's microprocessor, memory and peripherals, and
                                           enable high signal quality and full utilization of the
                                           available speed and bandwidth.
PHILLIPS-VAN HEUSEN CORPORATION            designs, sources, manufactures, and markets men's,
                                           women's, and children's apparel and footwear. The
                                           company's products are sold under the Van Heusen, Bass,
                                           Izod, and Geoffrey Beene brand names. Phillips-Van Heusen
                                           markets its products at a wholesale level through
                                           department store chains and directly to consumers through
                                           retail stores.
PIONEER-STANDARD ELECTRONICS, INC.         distributes electronic components and computer systems.
                                           The company provides semiconductors, integrated circuits,
                                           embedded computing solutions, passive components,
                                           interconnects, power products, and more. Pioneer-Standard
                                           has operations throughout North America and worldwide
                                           distribution to Asia and Europe.
PLAINS RESOURCES, INC.                     explores, acquires, develops, and exploits crude oil and
                                           natural gas properties. The company is involved in the
                                           midstream activities of marketing transportation,
                                           terminalling, and storage of crude oil. The company
                                           operates in the United States and the Gulf of Mexico.


                                     xviii

PROFESSIONAL DETAILING, INC.               provides comprehensive customized sales solutions on an
                                           outsourced basis to the United States pharmaceutical
                                           industry. The company designs and implements product
                                           detailing programs for both prescription and over-the-
                                           counter pharmaceutical products.
RENT-A-CENTER, INC.                        operates franchised and company-owned Rent-A-Center and
                                           ColorTyme rent-to-own merchandise stores. The company's
                                           stores offer home electronics, appliances, furniture, and
                                           accessories under flexible rental purchase agreements.
                                           Rent-A-Center operates across the United States and Puerto
                                           Rico.
ROADWAY EXPRESS, INC.                      provides less-than-truckload shipping services throughout
                                           North America and overseas. The company transports general commodity freight which includes apparel, appliances,
                                           automotive parts, chemicals, food, glass, and furniture.
                                           Roadway offers two-day, regional, national, and
                                           international transport services.
SCHOLASTIC CORPORATION                     is a global children's publishing and media company that
                                           produces and distributes educational materials for use in
                                           school and at home. The company provides children's books, textbooks, magazines, technology-based products, teacher
                                           materials, television programming, videos, and toys.
                                           Scholastic operates throughout the world.
SERENA SOFTWARE, INC.                      provides eBusiness infrastructure software change
                                           management solutions. The company's products and services
                                           manage and control software change.
SL GREEN REALTY CORPORATION                is a fully integrated, self-administered and self-managed
                                           real estate investment trust. The Trust owns, manages,
                                           leases, acquires, and repositions Class B office
                                           properties in Manhattan located in New York.
SOFTWARE TECHNOLOGIES CORPORATION          provides e-Business integration software that enables the
                                           seamless flow of information within and among enterprises
                                           on a global basis. The company's e*Gate software suite
                                           provides companies with a configuration platform to
                                           connect applications and systems.
SONIC AUTOMOTIVE, INC.                     is an automotive retailer. The company operates
                                           dealerships and collision repair centers in the
                                           metropolitan southeastern, midwestern, and southwestern
                                           United States. The company sells new and used cars and
                                           light trucks as well as replacement parts. Sonic also
                                           provides vehicle maintenance, warranty, paint, and repair
                                           services, and arranges financing.
SUIZA FOODS CORPORATION                    manufactures and distributes dairy products, fruit juices, bottled water, and coffee. The company also manufactures
                                           rigid plastic packaging. Suiza Foods markets its dairy
                                           products under private labels, as well as its own brands
                                           such as International Delight, Naturally Yours, Velda
                                           Farms, and Country Fresh.

SYNCOR INTERNATIONAL CORPORATION           provides radiopharmaceuticals, value-added specialized
                                           pharmacy services, and medical imaging services. The
                                           company operates nuclear pharmacies in the United States
                                           and internationally. Syncor also owns or operates medical
                                           imaging centers in the United States and Puerto Rico.
UNITED AUTO GROUP, INC.                    acquires and operates franchised automobile dealerships.
                                           The company's franchises are located throughout the United
                                           States and Puerto Rico. United Auto's dealerships sell new and used vehicles through United Auto Care, Inc. and
                                           United Auto Care Products, Inc.
UNITED STATIONERS, INC.                    is a wholesale distributor of business products throughout the United States. The company offers office products,
                                           computer supplies, office furniture, and facilities
                                           management supplies primarily to commercial and contract
                                           office products dealers. United Stationers operates a
                                           network of regional distribution centers.
VERITY, INC.                               develops, markets, and supports knowledge retrieval
                                           software products for corporate intranets and extranets,
                                           online publishers and e-commerce providers, original
                                           equipment manufacturers, and independent software vendors.
                                           The company's products manage text-based information
                                           residing on their networks, making corporate content
                                           reusable across intranets, the Internet, and CD-ROM.
WEBB (DEL) CORPORATION                     builds active adult communities for people 55 or older.
                                           The company operates communities in Arizona, Nevada,
                                           California, South Carolina, Texas, Florida, and Illinois.
                                           Del Webb also builds family communities in Arizona and
                                           Nevada, and is building country club communities in
                                           Arizona and Nevada.
WOLVERINE TUBE, INC.                       manufactures and distributes copper and copper alloy
                                           tubing, rod, bar, and strip products. The company's
                                           customers include residential and commercial air
                                           conditioning and refrigeration equipment manufacturers,
                                           appliance manufacturers, automotive manufacturers, and
                                           utilities and other power generating industries.

                               PROSPECTUS PART B

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

                                  INTRODUCTION

    Dean Witter Reynolds Inc. (the "Sponsor") and The Chase Manhattan Bank (the "Trustee") signed a Trust Indenture and Agreement and a related Reference Trust Agreement that created this series of the Morgan Stanley Dean Witter Select Equity Trust under the laws of the State of New York. Dean Witter Reynolds Inc. is a principal operating subsidiary of Morgan Stanley Dean Witter & Co., a publicly-held corporation.

                                   THE TRUST

OBJECTIVE AND SECURITIES SELECTION

    The objective of the Trust is:

    - capital appreciation potential through an investment for approximately one year in a fixed portfolio of publicly-traded common stock.

    The Trust's Securities* were chosen in the manner described in the "Summary of Essential Information" in Part A. There is, of course, no guarantee that the Trust will achieve its objective.

SUMMARY DESCRIPTION OF THE PORTFOLIO

    The Trust consists of

        (1) the Securities listed under "Schedule of Portfolio Securities" as may continue to be held in the Trust;

        (2) any additional Securities and contributed cash that the Trust acquires and holds pursuant to the provisions of the Indenture;

        (3) undistributed income; and

        (4) undistributed cash realized from the disposition of Securities See:
    "Administration of the Trust".

    Because the Trust may sell certain Securities or reduce their percentage under certain circumstances, and may acquire additional Securities from time to time, the Trust is not expected to retain for any length of time its present size and exact composition. See: "Unit Creation--Deposit of Securities" and "Administration of the Trust--Portfolio Supervision".

    The Trust is organized as a unit investment trust and not as a management investment company. Therefore, neither the Trustee nor the Sponsor has the authority to manage the Trust's assets in an attempt to take advantage of various market conditions to increase the Trust's net asset value. Further, the Trust may dispose of its Securities only under limited circumstances. See:
"Administration of the Trust--Portfolio Supervision".

------------------------
* The term "Securities" includes the initially deposited common stock, and any additional common stock or contracts to purchase additional common stock, subsequently acquired by the Trust pursuant to the Indenture and Agreement.

    The Trust is an unmanaged, fixed portfolio of common stocks. After the selection and the initial deposit of Securities, the Securities might not have been chosen by the Selection Model if it were applied at a later date or the Securities may no longer be included in the Russell 2000 Index.

    On and after the Initial Date of Deposit, however, the Sponsor expects to deposit additional Securities and sell the additional Units created. These deposits generally will reflect the stock and their proportionate number of shares in the Portfolio, as of the Initial Date of Deposit. The sale of additional Units and the sale of Units in the secondary market may continue even though the Securities would no longer be chosen for deposit into the Trust if the selection process were to be made at such later time. The Securities were selected irrespective of any buy or sell recommendation by the Sponsor or any affiliate.

    There is no assurance that the Trust will declare or pay any distributions in the future.

RISK FACTORS

    If you invest in Units of the Trust, you should understand the risks of an investment in publicly-traded common stock. These risks include the risk that the value of the Portfolio and hence of the Units will decline with decreases in the market value of the Securities. See the risks described in the "Summary of Essential Information" in Part A of the Prospectus, as well as those set forth below.

    There is no assurance that the objective of the Trust will be met because the Securities may rise or fall in value, and pay dividends, depending on the full range of economic and market influences affecting:

    - corporate profitability,

    - the financial condition of issuers,

    - the prices of equity securities in general, and

    - the stocks that this Trust buys in particular.

    As the Sponsor creates Additional Units, all Units may represent more or less of a particular Security, in terms of percentage of aggregate market value of the portfolio. In addition, the brokerage fees incurred in purchasing Securities with any deposited cash will be borne by the Trust. Any Unit Holder who purchased Units before the purchase of Securities with the deposited cash would have his holdings diluted as a result of any of those brokerage fees.

Fluctuating Security Value

    The value of the Securities, and therefore the value of Units, will fluctuate and can decline, depending upon the full range of economic and market influences which may affect the market value of the Securities. Certain risks are inherent in an investment in equity securities, including (1) the risk that the financial condition of one or more of the issuers of the Securities may worsen; or (2) the general condition of the common stock market may weaken. In either case, the value of the Portfolio Securities and hence the value of Units may decline.

    Common stocks are susceptible to general stock market movements and to volatile and unpredictable increases and decreases in value as market confidence in and perceptions of the issuers change from time to time. Investors base these perceptions upon such factors as:

    - expectations regarding domestic and foreign economic, monetary and fiscal policies;

    - inflation and interest rates;

    - currency exchange rates, economic expansion or contraction; and

    - global or regional political, economic or banking conditions.

    The Sponsor cannot predict the direction or scope of any of these factors. Additionally, stock markets have recently been at historically high levels and we cannot give any assurance that these levels will continue.

    We can give no assurance that the Trust will effectively achieve its objective over its one-year life. We can likewise give no assurance that future portfolios selected using the same methodology as the Trust during consecutive one-year periods will meet their objectives. The Trust is not designed to be a complete equity investment program.

Payment Risks

    There are certain payment risks involved in owning common stocks. Risks include those arising from the fact that the rights of holders of common and preferred stocks to receive payments from the issuers of those stocks are generally inferior to those of creditors of, or holders of debt obligations issued by, those issuers. Furthermore, the rights of holders of common stocks are inferior to the rights of holders of preferred stocks. Holders of common stocks of the type held in the Portfolio have a right to receive dividends only when, as and if, and in the amounts, declared by the issuer's board of directors. Holders of common stocks such as those in the Portfolio also have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Neither preferred nor common stocks represent an obligation or liability of the issuer. Therefore, they do not offer any assurance of income or provide the degree of protection of capital of debt securities.

    The issuance of debt securities, as compared with both preferred and common stock, will create prior claims for payment of principal and interest in the case of debt securities. The issuance of preferred stock, as compared with common stock, will create prior claims for payment of dividends and liquidation preferences in the case of preferred stock. These prior claims could adversely affect (1) the ability and inclination of the issuer to declare or pay dividends on its common stock or (2) the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, common stocks lack a fixed principal amount and a maturity date but have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are thus unlike debt securities which typically have a stated principal amount payable at maturity. Additionally, market timing and volume trading will also affect the underlying value of Securities, including the Sponsor's buying of additional Securities and the Trust's selling of Securities during the Liquidation Period.

    The value of the Securities in the Portfolio thus may fluctuate over the entire life of the Trust to values higher or lower than those on the Initial Date of Deposit. The Sponsor may direct the Trustee to dispose of Securities under certain specified circumstances (See "Administration of the Trust--Portfolio Supervision"). However, the Trustee will not dispose of Securities solely as a result of normal fluctuations in market value.

Possible Lack of Market


    We can give no assurance that a market will be made for any of the Securities, that any market for the Securities will continue or that the Securities in any markets made will be liquid. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor and its affiliates. The price at which the Securities may be sold in connection with redemptions and the value of the Trust will be adversely affected if trading markets for the Securities are limited or absent.

Deferred Sales Charge


    On each Deferred Sales Charge Payment Date, the Trust will sell Securities pro rata in an amount equal to $4.00 per 100 Units to pay the Deferred Sales Charge. The Trust will distribute the proceeds of these sales to the Sponsor. As the Trust sells Securities to pay the Deferred Sales Charge, a Unit Holder's assets will be reduced and income per Unit may be reduced.


Reimbursement Costs

    The Securities intended to be used to reimburse the Sponsor for the Trust's organization costs may decrease in value during the initial offering period. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the organization costs, the Trustee will sell additional Securities to allow the full reimbursement of the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold.

UNIT CREATION--DEPOSIT OF SECURITIES

    On the date that the Trust was created, the Sponsor deposited with the Trustee certain Securities and contracts and funds (represented by irrevocable letter(s) of credit issued by major commercial bank(s)) for the purchase of the Securities. The Securities were deposited at prices equal to their market value as determined by the Trustee. The Sponsor may also deposit cash or a letter of credit and instruct the Trustee to purchase Securities. The Sponsor created the Trust simultaneously with the deposit of the Securities with the Trustee and the execution of the Indenture and the Reference Trust Agreement. The Trustee then immediately recorded the Sponsor as owner of the Units comprising the entire ownership of the Trust.

    Through this Prospectus, the Sponsor is offering the Units, including Additional Units, as defined below, for sale to the public. The holders of Units (the "Unit Holders") will have the right to have their Units redeemed at a price based on the market value of the Securities if they cannot be sold in the secondary market which the Sponsor, although not obligated to, proposes to maintain. A secondary market for Units is a market where Units are bought and sold after their original issue. In addition, the Sponsor may offer for sale, through this Prospectus, Units which the Sponsor may have repurchased in the secondary market or upon the tender by a Unit Holder of Units for redemption. The Trustee has not participated in the selection of Securities for the Trust. Neither the Sponsor nor the Trustee nor any of their affiliates will be liable in any way for any default, failure or defect in any Securities.

    With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the number of shares of each Security in the Portfolio. You may find the original proportionate relationships on the Initial Date of Deposit in the "Schedule of Portfolio Securities". The original proportionate relationships are subject to adjustment under certain limited circumstances. See: "Administration of the Trust--Portfolio Supervision". Under the Indenture and Agreement, the Sponsor can deposit additional Securities and contracts to purchase additional Securities together with a letter of credit or cash. The Sponsor may then give instructions to the Trustee to purchase additional Securities in order to create additional Units ("Additional Units"). Any such additional deposits made in the 90 day period following the creation of the Trust will consist of Securities of the same issuers as those already in the Trust. These deposits will be in amounts which maintain, to the extent practicable, the original proportionate relationship between the number of shares of each Security and any cash in the Portfolio. It may not be possible to maintain the exact original proportionate relationship because of price changes or other reasons. After the 90 day period following the Initial Date of Deposit any deposit of additional Securities and cash must replicate the portfolio exactly as it was immediately before that deposit.

    Since the Sponsor deposits cash or a letter of credit in lieu of cash and gives instructions to the Trustee to purchase additional Securities to create Additional Units, Units, including previously issued Units, may represent more or less of that Security and more or less of other Securities in the Portfolio of the Trust. This is because the price of a Security fluctuates between the time the cash is deposited and the time the cash is used to purchase the Security.

    The Trustee may hold any cash deposited with instructions to purchase Securities in an interest-bearing account. Any interest earned on such cash will be the property of the Trust. Unit Holders will receive, as a distribution on the earlier of (1) the first Distribution Date or (2) 90 days after the Initial Date of Deposit:

    - any cash deposited with instruction to purchase Securities that is not used to purchase Securities, and

    - any interest not used to pay Trust expenses.

    The Sponsor may acquire large volumes of additional Securities for deposit into the Trust over a short period of time. These acquisitions may tend to raise the market prices of these Securities. To minimize the risk of price fluctuations when purchasing Securities, the Trust may purchase Securities at the closing price as of the Evaluation Time. To do so, the Trust may enter into trades with unaffiliated broker/dealers for the purchase of large quantities of shares. These trades will be entered into at an increased commission cost which the Trust will bear. See "Summary of Essential Information". The Sponsor cannot currently predict the actual market impact of the Sponsor's purchases of additional Securities because it does not know the actual volume of Securities to be purchased and the supply and price of these Securities.

    This prospectus may be used to continuously offer additional Units for sale to the public. Units will be sold by the Sponsor to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units, if Units are available to fill orders on the day that that price is set. If Units are not available or are insufficient to fill the order, the Sponsor will reject the investor's order. The number of Units available may be insufficient to meet demand. This may be because of the Sponsor's inability to or decision not to purchase and deposit underlying Securities in amounts sufficient to maintain the proportionate numbers of shares of each Security as required to create additional Units. The Sponsor may, if unable to accept orders on any given day, offer to execute the order as soon as sufficient Units can be created. You will be deemed to have placed a new order for that number of Units each day until that order is accepted. The Sponsor will execute your order, when Units are available, at the Public Offering Price next calculated after the Sponsor accepts your continuing order. You will, of course, be able to revoke your purchase offer at any time before acceptance by the Sponsor. The Sponsor will execute orders to purchase in the order it determines that they are received. However, the Sponsor will accept indications of interest before the effectiveness of the registration of the offering of Trust Units which become orders upon effectiveness according to the order in which the Sponsor receives the indications of interest.

    On the Initial Date of Deposit, each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Summary of Essential Information". Afterwards, if you redeem any Units, the amount of Securities in the Trust will decline, and the fractional undivided interest represented by each remaining Unit in the balance of the Trust will increase. However, if the Trust issues Additional Units, the Securities in the Trust will increase by amounts allocable to such Additional Units and the fractional undivided interest in the Trust will fall. Units will remain outstanding until you or any Unit Holder, including the Sponsor, redeem them upon tender to the Trustee, or until the termination of the Trust on the terms specified in the Indenture and Agreement. Only the Trustee can redeem Units. You can tender your Units to the Trustee for redemption, sell them to the Sponsor if the Sponsor is willing to buy the Units or hold them until the Trust terminates.

                            TAX STATUS OF THE TRUST

    In the opinion of Cahill Gordon & Reindel, special counsel for the Sponsor, under existing Federal income tax law:

    The Trust is not an association taxable as a corporation for Federal income tax purposes. Income received by the Trust will be treated as income of the Unit Holders in the manner set forth below.

    Under the grantor trust rules of Sections 671-678 of the Internal Revenue Code of 1986, as amended, each Unit Holder will be considered to be the owner of a pro rata portion of each asset in the Trust. The total tax cost of each Unit purchased solely for cash will equal the cost of Units, including the Initial Sales Charge. A Unit Holder should determine the tax cost for each asset represented by the Unit Holder's Units purchased solely for cash by allocating the total cost for such Units, including the Initial Sales Charge, among the assets in the Trust represented by the Units in proportion to the relative fair market values thereof on the date the Unit Holder purchases such Units.


    The proceeds actually received by a Unit Holder upon termination of the Trust or redemption of Units will have been reduced by the Deferred Sales Charge and the charge for organizational expenses. The relevant tax reporting forms sent to a Unit Holder will also reflect the actual amounts paid to him, which will have been reduced by the Deferred Sales Charge and the charge for organizational expenses. Accordingly, you should not increase the total cost for your Units by the amount of the Deferred Sales Charge and the charge for organizational expenses.



    You as a Unit Holder will be considered to have received all of the dividends paid on your pro rata portion of each Security when the Trust receives these dividends including the portion of the dividend used to pay ongoing expenses. In the case of a corporate Unit Holder, these dividends will qualify for the 70% dividends received deduction for corporations to the same extent as if the corporate Unit Holder held the dividend-paying stock directly. An individual Unit Holder who itemizes deductions will be entitled to an itemized deduction for his pro rata share of fees and expenses paid by the Trust as if he paid those fees and expenses directly. You are entitled to this deduction only to the extent that this amount together with your other miscellaneous deductions exceeds 2% of your adjusted gross income. A corporate Unit Holder will not be subject to this 2% floor.



    Under the position taken by the Internal Revenue Service in Revenue Ruling 90-7, a distribution by the Trustee to you or to your agent of your pro rata share of the Securities in kind upon redemption or termination of the Trust will not be a taxable event to you. Your basis for these Securities will be equal to your basis for the same Securities, previously represented by your Units, before this distribution. The holding period for these Securities will include the period during which you held the Units. You will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer, when you dispose of these Securities in a taxable transfer.


    Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation. These tax laws will treat the income of the Trust as the income of the Unit Holders.

    In connection with the In-kind Rollover Option set forth under "Termination--In-Kind Rollover Option", you will not be taxed upon the receipt in kind from the Terminating Trust and the deposit in the New Trust of the Duplicated Stocks. Your basis in these Duplicated Stocks will be your basis in these Duplicated Stocks prior to the distribution from the Terminating Trust. The holding period of these Duplicated Stocks will include the period during which you held the Units. To the extent the Agent sells Securities received in kind on your behalf, you will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer. Your basis in non-Duplicated Stocks will equal the purchase price paid by the Agent.



    If the proceeds that the Distribution Agent or the Trustee receives upon the sale of an underlying Security exceed your adjusted tax cost allocable to the Security disposed of, you will realize a taxable gain to the extent of that excess. Conversely, if the proceeds that the Distribution Agent or the Trustee receives upon the sale of an underlying Security are less than your adjusted tax cost allocable to the Security disposed of, you will realize a loss for tax purposes to the extent of that difference. However, if the Trustee reinvests proceeds in a New Series in connection with an exchange or non-In-Kind Rollover, the Internal Revenue Service may not allow that loss for the underlying securities in each trust which are substantially identical or if the purchase of units of the New Series takes place less than thirty-one days after the sale of the underlying Security.



    Under the Internal Revenue Code, capital gain of individuals, estates and trusts from Securities held for more than one year is subject to a maximum nominal tax rate of 20%. That capital gain may, however, result in a disallowance of itemized deductions and/ or affect a personal exemption phase-out. The capital gain rate of 20% will be unavailable to you for those Securities which you have held for less than a year and a day at the time of sale. This includes sales occasioned by mandatory or early termination of the Trust or the exchange or rollover of Units.


    From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. This type of legislation, if enacted into law, would reduce the after-tax return to investors who can take advantage of the deduction.

    Foreign Unit Holders (including nonresident alien individuals, foreign corporations, and foreign partnerships) not engaged in a U.S. trade or business generally will be subject to a 30% withholding tax (or lower applicable treaty rate) on dividend distributions.

    You should consult your tax advisor about how the above general information applies to your own situation.

                                RETIREMENT PLANS

    Units of the Trust may be suited for purchase by Individual Retirement Accounts and pension plans or profit sharing and other qualified retirement plans. If you are contemplating establishing a qualified retirement plan or IRA or investing funds of such a plan or IRA in Trust Units, you should consult your tax advisor about the tax consequences of any action.

    Forms and arrangements for establishing qualified retirement plans and IRAs are available from:

    - the Sponsor

    - other brokerage firms

    - other financial institutions

    Fees and charges with respect to such plans and IRAs are not uniform and may vary from time to time as well as from institution to institution.

                            PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE

    The Public Offering Price of the Units is calculated on each business day by the following formula: the aggregate market value of the Portfolio Securities and other Trust assets, as determined by the Trustee, next computed after receipt of a purchase order is reduced by Trust liabilities and then divided by the number of Units outstanding. The Units outstanding may be split to create greater or fewer units (a reverse split). The sales charge shown in "Summary of Essential Information" is added to the net asset value per Unit. The Sponsor may add to the Public Offering Price commissions and any other transactional costs, if any, in connection with the deposit of additional Securities or contracts to purchase additional Securities for the creation of Additional Units.

    After the Initial Date of Deposit, the Sponsor will include in the Public Offering Price a proportionate share of cash amounts in the Income Account and Principal Account and amounts receivable in respect of stocks trading ex-dividend, other than money required to be distributed to Unit Holders on a Distribution Date and money required to redeem tendered Units.

    The Income Account is an account maintained by the Trustee of the Trust to hold the income from the Securities received by the Trust. In the event a stock is trading ex-dividend at the time of deposit of additional Securities, the Sponsor will add to the Public Offering Price an amount equal to the dividend that would be received if such stock were to receive a dividend. The Public Offering Price per Unit is calculated to five decimal places and rounded up or down to three decimal places. The Public Offering Price on any particular date will vary from the Public Offering Price on the Initial Date of Deposit, set forth in the "Summary of Essential Information", in accordance with:

    - fluctuations in the aggregate market value of the Securities

    - the amount of available cash on hand in the Trust

    - the amount of Trust fees and expenses.

    A portion of the Public Offering Price also consists of cash or securities in an amount sufficient to pay for all or a portion of the organization costs incurred in establishing the Trust. The Sponsor will receive the estimated organization costs as of the close of the initial offering period. See "Expenses and Charges--Organization Costs."

    As more fully described in the Indenture, the Trustee determines the aggregate market value of the Securities based on closing prices on the day it makes the valuation as described under "Redemption--Computation of Redemption Price". If there are no reported prices, the Trustee takes into account the same factors referred to under "Redemption--Computation of Redemption Price". Determinations are effective for transactions effected after the last preceding determination.

SALES CHARGES


    The sales charge consists of an Initial Sales Charge and a Deferred Sales Charge. To compute the Initial Sales Charge, deduct the Deferred Sales Charge of $20.00 per 100 Units from the total sales charge. The Initial Sales Charge that a Unit Holder pays may be more or less than the Initial Sales Charge on the Initial Date of Deposit because of the fluctuation of the value of the Securities from that on the Initial Date of Deposit. The Deferred Sales Charge will be paid through five monthly payments of $4.00 per 100 Units per month commencing on the first Deferred Sales Charge Payment Date shown on the Summary of Essential Information. The Deferred Sales Charge will be paid with money acquired through the sale of Securities on each Deferred Sales Charge Payment Date or distribution of cash available for payment. To the extent that the entire Deferred Sales Charge relating to your Units has not been paid at the time of repurchase, redemption or exchange of the Units, we will deduct any unpaid amount from the sale, redemption or exchange proceeds or in calculating an in kind distribution.


    For purchases of Units with a value of $25,000 or more, we will reduce the Initial Sales Charge on a graduated basis as shown below under "Volume Discount". Units purchased pursuant to the Reinvestment Program are subject only to any remaining Deferred Sales Charge payments; see "Reinvestment Program". Unit Holders investing the proceeds of distribution from a previous terminating Series of Morgan Stanley Dean Witter Select Equity Trust, upon purchase of Units of the Trust, will be subject only to the Deferred Sales Charge on those Units. If you acquire Units of the Trust in an exchange of units of a different unit investment trust sponsored by the Sponsor you will not have to pay an initial sales charge at the time of the exchange. However, these acquired Units will be subject to the Deferred Sales Charge.

PUBLIC DISTRIBUTION


    The Sponsor directly and through dealers will distribute to the public, at the Public Offering Price determined as provided above, Units issued on the Initial Date of Deposit and Additional Units issued in connection with additional deposits of Securities. They may offer to the public unsold Units or Units acquired by the Sponsor in the secondary market referred to below, by this Prospectus, at the then-current Public Offering Price determined as provided above.



    The Sponsor intends to qualify Units in states selected by the Sponsor for sale by the Sponsor and through dealers who are members of the National Association of Securities Dealers, Inc. The Sponsor will sell Units to dealers during the initial offering period at prices which reflect a concession of 70% of the applicable sales charge, subject to change from time to time. In addition, sales of Units may be made according to distribution arrangements with certain banks and/or other entities. These banks and entities are subject to regulation by the Office of the Comptroller of the Currency or by other bank regulatory authorities and are acting as agents for their customers. These banks and/or entities are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge that these customers pay is retained by or remitted to these banks or entities in an amount equal to the amount customarily received by an agent for acting in this capacity in connection with the purchase of Units. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.


SECONDARY MARKET

    While not obligated to do so, the Sponsor presently intends to maintain, at its expense, a secondary market for Units of this series of the Morgan Stanley Dean Witter Select Equity Trust. The Sponsor also presently intends to continuously offer to repurchase Units from Unit Holders at the Sponsor's Repurchase Price. The Sponsor computes the Repurchase Price by adding:

    - the aggregate value of the Securities in the Trust, and

    - any cash on hand in the Trust, including dividends receivable on stocks trading ex-dividend, other than money required to redeem tendered Units and cash the Sponsor deposited to purchase Securities or cash held in the Reserve Account

    - less expenses of the Trust, (includes Trustee fee, Sponsor fee, counsel's expenses and taxes, if any), and

    - less any remaining unpaid portion of the Deferred Sales Charge, and

    - less cash held for distribution to Unit Holders of record as of a date on or prior to the evaluation and then dividing the result by the number of Units outstanding, as of the date of such computation.

    In addition, after the initial offering period, the Sponsor's Repurchase Price will be reduced to reflect the estimated costs of liquidating the Securities to meet redemption requests. The only sales charge incurred when a Unit Holder sells Units back to the Sponsor is the payment of the unpaid portion of the Deferred Sales Charge. The Sponsor may reoffer to the public any Units repurchased by the Sponsor at the Sponsor's Repurchase Price. The reoffering price will be the then-current Public Offering Price. The Sponsor will bear any profit or loss resulting from the resale of these Units.

    The Sponsor may temporarily or permanently discontinue the repurchase of Units of this series at the Sponsor's Repurchase Price if the supply of Units exceeds demand or for any other business reason. In this event, although under no obligation to do so, the Sponsor may, as a service to Unit Holders, offer to repurchase Units at the "Redemption Price". Alternatively, Unit Holders may redeem their Units through the Trustee.

PROFIT OF SPONSOR

    The Sponsor receives a sales charge on Units sold to the public and to dealers. The Sponsor may have also realized a profit or sustained a loss on the deposit of the Securities in the Trust. This profit or loss represents the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust. For a description of this profit or loss and the amount of this difference on the Initial Date of Deposit see "Schedule of Portfolio Securities". The Sponsor may realize a similar profit or loss in connection with each additional deposit of Securities. In addition, the Sponsor may have acted as broker in transactions relating to the purchase of Securities for deposit in the Trust. During the initial public offering period the Sponsor may realize additional profit or sustain a loss due to daily fluctuations in the prices of the Securities in the Trust and thus in the Public Offering Price of Units the Sponsor receives. If the Sponsor receives cash from the Unit Holders before the settlement date for the purchase of Units or before the payment for Securities upon their delivery, the Sponsor may use the cash in the Sponsor's business and may benefit from the use of the cash.

    The Sponsor may also realize profits or sustain losses while maintaining a secondary market in the Units. These profits or losses are the amount of any difference between the prices at which the Sponsor buys Units and the prices, including a sales charge, at which the Sponsor resells these Units or the prices at which the Sponsor redeems these Units, as the case may be.

VOLUME DISCOUNT

    Although under no obligation to do so, the Sponsor intends to permit volume purchasers of Units to purchase Units at a reduced sales charge. The Sponsor may at any time change the amount by which the sales charge is reduced. The Sponsor may also discontinue the discount altogether.

    The sales charge of 2.90% of the Public Offering Price will decline as shown on the following graduated scale for sales of at least $25,000 to any person during the Initial Offering Period. The sales charge in the secondary market, which will decline as shown on the following graduated scale, consists of an Initial Sales Charge and the remaining portions of the Deferred Sales Charge. The following scale assumes a Public Offering Price of $1,000.00 per 100 units:

                                                                      SALES CHARGE
                                                       -------------------------------------------
                                                                                   PERCENT OF
                                                            PERCENT OF         THE AMOUNT INVESTED
                                                       PUBLIC OFFERING PRICE      IN SECURITIES
                                                       ---------------------   -------------------
Less than $25,000....................................         2.90 %                  2.926%
$25,000 to $49,999...................................         2.75                    2.775
$50,000 to $99,999...................................         2.50                    2.523
$100,000 to $249,999.................................         2.25                    2.270
$250,000 to $999,999.................................         2.00                    2.018
$1,000,000 or more...................................         1.00                    1.009

    The reduced sales charges as shown on the chart above will apply to all purchases of Units of this Trust on any one day by the same person, partnership or corporation, other than a dealer, in the amounts stated above. For purchases of $250,000.00 or more, the sales charge consists solely of a deferred sales charge of $20.00 per 100 units for a purchase of $250,000.00 to $999,999.99 and adjusted to total $10.00 per 100 units for a purchase of $1,000,000.00 or more.

    Units held in the name of your spouse or in the name of your child under age 21 are deemed for the purposes of the volume discount to be registered in your name. The reduced sales charges are also applicable to a trustee or other fiduciary, including a partnership or corporation purchasing Units for a single trust estate or single fiduciary account.

                                   REDEMPTION

RIGHT OF REDEMPTION

    You may redeem one or more of your Units at the Redemption Price upon delivery of a request for redemption to the Trustee at its unit investment trust office in the City of New York, in form satisfactory to the Trustee. You may tender Units for redemption at any time after the settlement date for purchase. The Redemption Price per Unit is calculated as set forth under "Computation of Redemption Price". There is no sales charge incurred when you tender your Units to the Trustee for redemption other than for the payment of any Deferred Sales Charge then due.

    On the third business day following the tender to the Trustee of Units to be redeemed, you will be entitled to receive cash per Unit equal to the Redemption Price per Unit. The Trustee will determine the Redemption Price as of the Evaluation Time on the date of tender. The Evaluation Time is the close of the market, generally 4:00 PM New York time.

    The "date of tender" is the date on which the Trustee receives Units. However, for Units received after the Evaluation Time, the date of tender is the next day on which the New York Stock Exchange is open for trading. These Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price computed on that day.

    During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the next Business Day following that presentation.

REDEMPTION PROCEDURES

    In connection with each redemption the Sponsor will direct the Trustee to redeem Units in accordance with the procedures set forth in either (1) or (2) below.

    (1) The Trustee will redeem Units solely in cash for any one Unit Holder tendering less than 25,000 Units. If you request redemption of at least 25,000 Units, the Sponsor may determine, at its discretion, to direct the Trustee to redeem Units "in-kind" by distributing Portfolio Securities to you. The Sponsor may direct the Trustee to redeem Units "in-kind" even if it is then maintaining a secondary market in Units of the Trust. If you redeem Units "in-kind" you will receive an amount and value of Trust Securities per Unit equal to the Redemption Price Per Unit as determined at the Evaluation Time next following the tender as set forth in this Prospectus under "Computation of Redemption Price" below. The Trustee will hold the distribution "in-kind" for redemption of Units for your account, and for disposition in accordance with your instructions. You will be entitled to receive (1) whole shares of each of the underlying Portfolio Securities, plus (2) cash equal to your pro rata share of the cash balance of the Income and Principal Accounts and (3) cash from the Principal Account equal to the fractional shares to which you are entitled. The Trustee, in connection with implementing the redemption "in-kind" procedures outlined above, may make any adjustments necessary to reflect differences between (1) the Redemption Price of Units and (2) the value of the Securities distributed "in-kind" as of the date of tender. If the Principal Account does not contain amounts sufficient to cover the required cash distribution to you, the Trustee may sell Securities in the Trust Portfolio in the manner discussed below. If you receive redemption distributions of Securities "in-kind" you may incur brokerage costs and odd-lot charges in converting those Securities into cash. The Trustee will assess transfer charges to Unit Holders taking Securities "in-kind" according to its usual practice.

    The portion of the Redemption Price which represents your interest in the Income Account will be withdrawn from the Income Account to the extent available. The balance paid on any redemption, including dividends receivable on stocks trading ex-dividend, if any, will be drawn from the Principal Account to the extent that funds are available for that purpose. The Agreement authorizes the Trustee to sell Securities in order to provide funds for redemption. To the extent Securities are sold, the size of the Trust will decline. These sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. The Redemption Price you receive may be more or less than the purchase price you originally paid. The price difference will depend on the value of the Securities in the Portfolio at the time of redemption. Moreover, due to the minimum lot size in which Securities may be required to be sold, the proceeds of these sales may exceed the amount necessary for payment of Units redeemed. These excess proceeds will be distributed pro rata to all remaining Unit Holders of record on the next following Record Date.

    The Sponsor will supply to the Trustee a list of Securities to sell for purposes of redeeming Units. If the Sponsor does not instruct the Trustee, the Trustee will select the Securities to sell so as to maintain, as closely as practicable, the proportionate relationship between the number of shares of each Security in the Trust.

    (2) The Trustee will redeem Units in-kind by an in-kind distribution to The Chase Manhattan Bank as the Distribution Agent. You will be able to receive in-kind an amount per Unit equal to the Redemption Price per Unit as determined as of the day of tender. In-kind distributions to Unit Holders will take the form of whole shares of Securities. The Distribution Agent will distribute cash in lieu of fractional shares. The whole shares, fractional shares and cash distributed to the Distribution Agent will total an amount equal to the Redemption Price per Unit.

    The Distribution Agent shall hold distributions in-kind upon the redemption of Units. You shall be deemed to have designated the Distribution Agent as your agent upon purchase of a Unit, for your account, and for disposition in accordance with your instructions as follows:


    (i) The Distribution Agent shall sell the In-Kind Distribution as of the close of business on the date of tender or as soon as possible afterwards. The Distribution Agent shall then remit to you, within three business days, the net proceeds of the sale, after deducting any brokerage commissions and transfer taxes on the sale. However, you may request a distribution of the Securities as set forth in paragraph
(ii) below. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales.


    (ii) If you request distribution in-kind and tender more than 25,000 Units, the Distribution Agent shall sell any portion of the In-Kind Distribution represented by fractional interests in shares. The Distribution Agent shall then distribute (1) the net cash proceeds plus (2) any other distributable cash to you together with (3) certificates or book-entry credit to your account at the Sponsor of each of the whole shares of Securities comprising the In-Kind Distribution.

    The 25,000 Unit threshold will not apply to redemptions in-kind in connection with a rollover or on an In-Kind Distribution Date in connection with the termination of the Trust.

    The portion of the Redemption Price which represents your interest in the Income Account shall be withdrawn from the Income Account to the extent available. The balance paid on any redemption, including dividends receivable on stocks trading ex-dividend, if any, will be withdrawn from the Principal Account to the extent that funds are available for that purpose. To the extent Securities are distributed in-kind to the Distribution Agent, the size of the Trust will be reduced. Sales by the Distribution Agent may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. The Redemption Price you receive may be more or less than the purchase price you originally paid, depending on the value of the Securities in the Portfolio at the time of redemption.

COMPUTATION OF REDEMPTION PRICE

    The Trust Evaluation per Unit is determined as of the Evaluation Time stated under "Summary of Essential Information" above:

    - semiannually, on the last Business Day of each of the months of June and December,

    - on the day on which you tender any Unit of the Trust for redemption, unless you tender after the Evaluation Time on such day. In this case Tender shall be considered to have been made on the next day on which the New York Stock Exchange is open for trading.

    - on any other Business Day desired by the Sponsor or the Trustee.

I. To determine the Trust Evaluation per Unit, add:

    (1) The aggregate value of Securities in the Trust, as the Trustee determines,

    (2) Cash on hand in the Trust, including dividends receivable on stocks trading ex-dividend, other than money deposited to purchase Securities or money credited to the Reserve Account,

    (3) All other assets of the Trust,

II. Then deduct from the resulting figure:

    (1) amounts representing any applicable taxes or governmental charges payable by the Trust for the purpose of making an addition to the reserve account,

    (2) amounts representing estimated accrued fees and expenses of the Trust, including legal and auditing expenses,

    (3) amounts representing unpaid fees of the Trustee, the Sponsor and counsel,

    (4) any remaining unpaid portion of the Deferred Sales Charge, and

    (5) cash held to redeem tendered Units and for distribution to Unit Holders of record as of the Business Day prior to the Evaluation on the days or dates set forth above;

III. Divide the result of the above computation by the total number of Units outstanding on the date of this Evaluation. The resulting figure equals the Redemption Price for each Unit.

    In addition, after the initial offering period, the Redemption Price will be reduced to reflect the estimated costs of liquidating the Securities to meet the redemption.

    The Trustee shall determine the aggregate value of the Securities in good faith in the following manner:

    - If the Securities are listed on one or more national securities exchanges, the Trustee shall base its valuation on the closing price on the exchange which is the principal market for those Securities. The exchange shall be the New York Stock Exchange if the Securities are listed there, unless the Trustee deems that price inappropriate as a basis for valuation.

    - If the Securities are not listed, or, if listed and their principal market is a different exchange or there is no closing price on that exchange, the Trustee shall base its valuation on the closing price in the over-the-counter market, unless the Trustee deems that price an inappropriate basis for valuation.

    If there is no closing price, the Trustee shall use any of the following methods which it deems appropriate:

    - on the basis of current bid prices of the Securities obtained from investment dealers or brokers, including the Sponsor, who customarily deal in securities comparable to those held by the Trust, or

    - if bid prices are not available for any of the Securities, on the basis of bid prices for comparable securities, or

    - by appraisal of the value of the Securities on the bid side of the market or by another appraisal method which the Trustee deems appropriate, or

    - by any combination of the above.

POSTPONEMENT OF REDEMPTION

    Your right of redemption may be suspended and the payment of the Redemption Price per Unit to you may be postponed for more than seven calendar days following a tender of Units for redemption

    - for any period during which the New York Stock Exchange, Inc. is closed, other than for customary weekend and holiday closings, or

    - for any period during which, as determined by the Securities and Exchange Commission, either trading on the New York Stock Exchange, Inc. is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or

    - for any other periods that the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person or in any way for any loss or damage that may result from any suspension or postponement of this kind.

                                EXCHANGE OPTION

    Unit Holders of any Morgan Stanley Dean Witter Select Trust or any holders of units of any other unit investment trust may elect to exchange any or all of their Units for units of one or more of any series of the Morgan Stanley Dean Witter Select Equity Trust that may from time to time be made available for such exchange by the Sponsor, called the "Exchange Trusts".

    An exchange of this kind is implemented by a sale of Units and a purchase of the units of an Exchange Trust. You may acquire these units at prices based on reduced sales charges per unit. The purpose of this reduced sales charge is to permit the Sponsor to pass on the cost savings resulting from this exchange to the Holder who wishes to exchange units. The cost savings result from reductions in time and expense related to advice, financial planning and operational expense required for the Exchange Option.

    Each Exchange Trust has different investment objectives. You should read the Prospectus for the applicable Exchange Trust carefully to determine the investment objective before you exercise this option.

    This option will be available provided that (1) the Sponsor maintains a secondary market in units of the applicable Exchange Trust and (2) units of the applicable Exchange Trust are available for sale and are lawfully qualified for sale in the state in which you are a resident. While the Sponsor presently intends to maintain a secondary market for the units of Exchange Trusts, there is no obligation on its part to do so. Therefore, we do not promise that a market for units will in fact exist on any given date in which you wish to sell or exchange Units, and we do not promise that the Exchange Option will be available to any Unit Holder. The Sponsor reserves the right to modify, suspend or terminate this option. The Sponsor will give sixty days notice before the date of the termination of or a material amendment to the Exchange Option. However, the Sponsor will not have to give notice in certain circumstances approved by the Securities and Exchange Commission. In the event the Exchange Option is not available to you at the time you wish to exercise that option, we will immediately notify you and we will not take any action with respect to your tendered Units without further instruction from you.

    You may make exchanges in whole units only. We will return any excess proceeds from the surrender of your Units. Alternatively, you may make up any difference between (1) the amount representing the Units being submitted for exchange and (2) the amount representing the units being acquired up to the next highest number of whole units. The full value of the units, including any make-up amount, will be subject to a sales charge.

    An exchange of Units pursuant to the Exchange Option will constitute a "taxable event" under the Code. You will recognize a gain or loss at the time of exchange. However, if you exchange Units for units of any series of the Exchange Trusts which are grantor trusts for U.S. federal income tax purposes, the Internal Revenue Service may seek to disallow any loss incurred upon that exchange. The IRS may seek to disallow the loss to the extent that (1) the underlying securities in each Trust are substantially identical and (2) the purchase of the units of an Exchange Trust takes place less than thirty-one days after the sale of the Units. In order to avoid the potential disallowance of losses for tax purposes, you may notify the Sponsor that you wish to purchase units of the Exchange Trust on the thirty-first day after the day of the sale of the Units exchanged. The Sponsor will deposit the proceeds of the Units surrendered in your brokerage account with the Sponsor. You may withdraw the proceeds at any time. You may use cash from the account to purchase units of the Exchange Trust on the thirty-first day after the day of sale of the Units exchanged in accordance with the procedures set forth above. You may revoke the order to purchase by calling your financial advisor at any time before the purchase on the thirty-first day.

    The Sponsor will purchase units at a price based upon the value of the Trust per unit plus the applicable sales charge of 2.0%. However, we do not promise that a market for units will exist on that date or that units will be available for purchase on such date. If units are unavailable, the Sponsor may acquire units in the secondary market or create units as soon as possible thereafter. The Sponsor will sell these units based on the value of the Trust per unit on the date of purchase of the units plus the applicable sales charge of 2.0%. The order does not create a contract or option to acquire units. If the Sponsor does not hold units in its inventory on the thirty-first day or if the Sponsor does not create additional units or is unable to acquire units in the secondary market, the

Sponsor will not purchase units of the Exchange Trust and the cash will remain in your account. If you exchange Units of one Trust for units of another Trust, you should consult your tax advisor regarding the extent to which that exchange results in the recognition of a loss for Federal and/or state or local income tax purposes.

    To exercise the Exchange Option, you should notify the Sponsor of your desire to acquire units of one or more of the Exchange Trusts. Upon the exchange of Units of the Trust, we will deduct any Deferred Sales Charge balance from the exchange proceeds. If units of the applicable outstanding series of the Exchange Trust are available for sale at that time, you may select the series or group of series for which the Units are to be exchanged. You will be provided with a current prospectus or prospectuses relating to each series in which interest is indicated.

    The exchange transaction will operate in a manner essentially identical to any secondary market transaction. Units will be repurchased at a price based upon the aggregate bid side evaluation per Unit of the Securities in the Portfolio. We will sell units of the Exchange Trust to you at a price equal to:

    - the net asset value based on the offering or bid side evaluation, as applicable, per unit of the securities in the Exchange Trust's Portfolio, plus

    - accrued interest, if any, and

    - the applicable sales charge of 2.0% of the Public Offering Price per Unit.

    If the Exchange Trust is a series of Morgan Stanley Dean Witter Select Equity Trust, the applicable sales charge on that Trust will be the Deferred Sales Charge of that Trust. The Deferred Sales Charge may be more or less than 2.0% of the Public Offering Price.

                              REINVESTMENT PROGRAM


    You may elect to automatically reinvest the distributions with respect to your Units in additional Units of the Trust. Reinvestment Units are not subject to the Initial Sales Charge. You may participate in the Trust's reinvestment program by filing a written notice of election with the Trustee. The Trustee must receive your completed notice of election to participate in the Program at least ten days prior to the Record Date applicable to any distribution in order for the Program to be in effect for that distribution. You may modify or revoke elections on similar notice.


    The Trustee will use these distributions, to the extent reinvested in the Trust, at the direction of the Sponsor in one or both of the following manners:

    (1) The Trustee may use the distributions to purchase Units of this Series of the Trust in the Sponsor's inventory. The purchase price payable by the Trustee for each of these Units will be equal to the applicable Trust evaluation per Unit on or as soon as possible after the close of business on the Distribution Date. The Trustee will issue or credit the Units purchased to the accounts of Unit Holders participating in the Program.

    (2) If there are no Units in the Sponsor's inventory, the Sponsor may purchase additional Securities for deposit into the Trust as described above in Part B. The Sponsor will deposit the additional Securities with any necessary cash with the Trustee in exchange for new Units. The Trustee may then use the distributions to purchase the new Units from the Sponsor. The price for these new Units will be the applicable Trust evaluation per Unit on or as soon as possible after the close of business on the Distribution Date. See "Public Offering of Units--Public Offering Price". The Units purchased by the Trustee will be issued or credited to the accounts of Unit Holders who participate in the Program. The Sponsor may terminate the Program if it does not have sufficient Units in its inventory or if it is no longer practical to create additional Units.

    No fractional Units will be issued under any circumstances. If, after the maximum number of full Units has been issued or created at the applicable price, there remains a portion of the distribution which is not sufficient to purchase a full Unit at that price, the Trustee will distribute that amount to Unit Holders. The Trust will bear the cost of administering the reinvestment program. Thus all Unit Holders will indirectly bear that cost.

                             RIGHTS OF UNIT HOLDERS

UNIT HOLDERS

    A Unit Holder is deemed to be a beneficiary of the Trust created by the Indenture and Agreement. A Unit Holder is vested with all right, title and interest in that Trust. As a Unit Holder, you may tender your Units to the Trustee for redemption at any time.

    You are required to hold your Units in uncertificated form. The Trustee will credit your account with the number of Units you hold. Units are transferable only on the records of the Trustee upon presentation of evidence satisfactory to the Trustee for each transfer. Any sums payable for taxes or other governmental charges imposed upon these transactions must be paid by you and you must comply with the formalities necessary to redeem Units.

CERTAIN LIMITATIONS

    The death or incapacity of any Unit Holder will not operate to terminate the Trust. Death or incapacity will not entitle your legal representatives or heirs to claim an accounting or to take any other action or proceeding in any court for a partition or winding up of the Trust.

    Neither you nor any other Unit Holder shall have the right to vote except with respect to removal of the Trustee or amendment and termination of the Trust. See "Administration of the Trust--Amendment" and "Administration of the Trust--Termination". Unit Holders shall have no right to control the operation or administration of the Trust in any manner. The only time you will have that right is upon the vote of 51% of the Units outstanding at any time for purposes of amendment, or termination of the Trust or discharge of the Trustee, all as provided in the Agreement. However, no Unit Holder shall ever be under any liability to any third party for any action that the Trustee or Sponsor takes. You will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. The Trustee, as holder of the Securities, will have the right to vote all of the voting Securities held in the Trust. The Trustee will vote these Securities in accordance with the instructions of the Sponsor, if given. Otherwise the Trustee shall vote as it, in its sole discretion, shall determine.

                              EXPENSES AND CHARGES

    The Summary of Essential Information in Part A lists the estimated annual Trust expenses. If actual expenses exceed the estimated amounts, the Trust will bear the excess.

ORGANIZATION COSTS

    You and the other Unit Holders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of the Trust. These costs and charges will include:

    - the cost of the preparation, printing and execution of the Indenture, Registration Statement and other documents relating to the Trust

    - Federal and State registration fees and costs

    - the initial fees and expenses of the Trustee

    - the fee of the Portfolio Consultant

    - legal and auditing expenses.

    The Sponsor will pay advertising and selling expenses at no cost to the Trust.

TRUST FEES AND EXPENSES

    The Sponsor's fee, earned for portfolio supervisory services, is based upon the largest number of Units outstanding during the computation period. The Sponsor's fee as set forth in "Summary of Essential Information" may exceed the actual costs of providing portfolio supervisory services for this Trust. At no time will the total amount the Sponsor receives for portfolio supervisory services rendered to all series of the Morgan Stanley Dean Witter Select Equity Trust in any calendar year exceed the aggregate cost to it of supplying those services in that year.


    Under the Indenture and Agreement for its services as Trustee and evaluator, the Trustee receives the fee set forth in "Summary of Essential Information". The Trust bears its regular expenses, including certain mailing and printing expenses.


    The Sponsor's fee, the Trustee's fees and the Trust's expenses accrue daily but are payable only on or before each Distribution Date from the Income Account, to the extent funds are available and, thereafter from the Principal Account. Any of these fees may increase without your approval or the approval of the other Unit Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor or, if no longer published, a similar index. The Trustee, pursuant to normal banking procedures, also receives benefits to the extent that it holds funds on deposit in various non-interest bearing accounts created under the Indenture and Agreement.

OTHER CHARGES

    The Trust does or may incur the following additional charges as more fully described in the Indenture and Agreement:

    - fees of the Trustee for extraordinary services

    - expenses of the Trustee, including legal and auditing expenses, and of counsel that the Sponsor designated

    - various governmental charges

    - expenses and costs of any action the Trustee takes to protect the Trust and the rights and interests of you and the other Unit Holders

    - indemnification of the Trustee for any loss, liability or expenses it incurred in the administration of the Trust without gross negligence, bad faith, wilful malfeasance or wilful misconduct on its part or reckless disregard of its obligations and duties

    - indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as Sponsor or Depositor under the Agreement without gross negligence, bad faith, wilful malfeasance or wilful misconduct or reckless disregard of its obligations and duties

    - expenditures incurred in contacting Unit Holders upon termination of the Trust, and

    - brokerage commissions or charges incurred in connection with the purchase or sale of Securities.

PAYMENT

    The fees and expenses set forth in this Prospectus are payable out of the Trust. When the Trustee pays them or when they are owed to the Trustee, they are secured by a lien on the Trust. Dividends on the Securities are expected to be sufficient to pay the estimated expenses of the Trust. If the balances in the Income and Principal Account are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay those amounts. To the extent that the Trustee sells Securities, the size of the Trust will decline and the proportions of the types of Securities may change. These sales might be required at a time when Securities would not otherwise be sold. These sales might result in lower prices than might otherwise be realized. Moreover, due to the minimum lot size in which Securities may be required to be sold, the proceeds of these sales may exceed the amount necessary for the payment of these fees and expenses.

                          ADMINISTRATION OF THE TRUST

RECORDS AND ACCOUNTS

    The Trustee will keep records and accounts of all transactions of the Trust at its unit investment trust office at 4 New York Plaza, New York, New York 10004. Unit Holders may inspect these records and accounts at reasonable times during normal business hours. The Trustee will additionally keep on file for inspection by Unit Holders an executed copy of the Indenture and Agreement together with a current list of the Securities then held in the Trust. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee is authorized to use the services of the Depository Trust Company. These services would include safekeeping of the Securities, coupon-clipping, computer book-entry transfer and institutional delivery services.

DISTRIBUTION

    The Record Dates and the Distribution Dates are set forth in Part A of this prospectus. See "Summary of Essential Information". The distributions will be an amount equal to:

    - the Unit Holder's pro rata portion of the amount of dividend income received by the Trust, plus

    - proceeds of the sale of Portfolio Securities, including capital gains, not used for the redemption of Units, if any, less

    - the Trustee's fees and expenses and less the Sponsor's portfolio supervision fees.

    Distributions for the account of beneficial owners of Units registered in "street name" that the Sponsor holds will be made to the investment account of such beneficial owners maintained with the Sponsor. Whenever regulatory or tax purposes require or whenever the Sponsor directs, the Trustee may make special distributions on special distribution dates to Unit Holders of record on special record dates that the Trustee declares.

    The Trustee credits dividends payable to the Trust as a holder of record of its Securities to an Income Account, as of the date on which the Trust is entitled to receive those dividends. The Trustee credits to a Principal Account other receipts, including (1) return of investment and gain and (2) amounts received upon the sale, pursuant to the Indenture and Agreement, of rights to purchase other Securities distributed in respect of the Securities in the Portfolio. The Trust will distribute the above distributions to each Unit Holder as of a Record Date on the next following Distribution Date or shortly thereafter.

    The Trustee will hold proceeds it receives from the disposition of any of the Securities which are not used for redemption of Units in the Principal Account until it distributes those proceeds on the Distribution Date following their receipt. The Trustee does not need to make a distribution from the Principal Account if its balance is less than $1.00 per 100 Units outstanding. The Trustee may create a Reserve Account by withdrawing from the Income or Principal Accounts, from time to time, amounts it deems necessary to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds the Trustee holds in the various accounts created under the Indenture are non-interest bearing to Unit Holders. The Trustee receives the benefit of holding these funds which are interest-bearing to it.

    On each Deferred Sales Charge Payment Date the Trustee will sell Securities pro rata in an amount equal to $4.00 per 100 Units. The Trustee will use the money it obtains to pay the Deferred Sales Charge and will distribute the proceeds to the Sponsor.


    The Trustee will follow a policy of placing securities acquisition or disposition transactions with a broker or dealer only if it expects to obtain favorable prices and executions of orders. The Trustee generally makes transactions in Securities held in the Trust in brokerage transactions, as distinguished from principal transactions. In connection with the brokerage transactions, the Sponsor may act as broker and receive commissions if the Trustee expects to obtain the most favorable prices and execution. In placing Securities transactions, the Trustee will not consider statistical and research information furnished to it by any of the securities dealers through which the Trustee executes transactions.

PORTFOLIO SUPERVISION

    The Trustee will adjust the original proportionate relationship between the number of shares of each Security in the Trust to reflect:

    - the occurrence of a stock dividend

    - a stock split

    - a merger

    - a reorganization or

    - a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of that issuer at the time of that event.

    If the Trust receives the securities of another issuer as the result of
(1) a merger or reorganization, (2) a spin-off, (3) a split-off or (4) a split-up of the issuer of a Security included in the original portfolio, the Trust may:

    - hold those securities as if they were one of the Securities initially deposited and

    - adjust the proportionate relationship accordingly for all subsequent deposits.

    The Sponsor or the Trustee does not "manage" the Portfolio of the Trust. Only the provisions of the Indenture and Agreement govern their activities described below. The Sponsor may direct the Trustee to dispose of Securities upon:

    - failure of the issuer of a Security in the Trust to declare or pay anticipated cash dividends

    - institution of certain materially adverse legal proceedings

    - default under certain documents materially and adversely affecting future declaration or payment of dividends, or

    - the occurrence of other market or credit factors that in the opinion of the Sponsor would make the retention of these Securities in the Trust detrimental to the interests of the Unit Holders.

    The Sponsor will direct the Trustee to sell Securities to pay portions of the Deferred Sales Charge. Except as otherwise discussed herein, the acquisition of any Securities for the Trust other than those initially deposited and those deposited in order to create additional Units, is prohibited. The Indenture authorizes the Sponsor to direct the Trustee to invest the proceeds of any sale of Securities not required for the redemption of Units in eligible money market instruments. The Sponsor will select these instruments, which will include only
(1) negotiable certificates of deposit or (2) time deposits of domestic banks which are members of the Federal Deposit Insurance Corporation and which have, together with their branches or subsidiaries, more than $2 billion in total assets. However, the Trust may hold certificates of deposit or time deposits of smaller domestic banks provided the deposit does not exceed the insurance coverage on the instrument, which currently is $100,000. Also, the Trust's aggregate holding of certificates of deposit or time deposits that the Trustee issued may not exceed the insurance coverage of these obligations. U.S. Treasury notes or bills, which the Trust shall hold until their maturity, must mature prior to the earlier of the next following Distribution Date or 90 days after receipt. The Trust shall distribute the principal and interest of each Treasury note or bill, to the extent that interest is not used to pay Trust expenses, on the earlier of the 90th day after receipt or the next following Distribution Date.

    During the life of the Trust, the Sponsor, as part of its administrative responsibilities, shall conduct reviews to determine whether or not to recommend the disposition of Securities. In addition, the Sponsor shall undertake to perform any other reviews and procedures as it deems necessary in order for it to give the consents and directions, including directions as to voting on the underlying Securities, that the Indenture and Agreement require. The Sponsor shall receive the portfolio supervisory fee referred to under "Summary of Essential Information" for (1) performing the administrative services in making those recommendations and (2) giving those consents and directions, and
(3) making the reviews called for.

VOTING OF THE PORTFOLIO SECURITIES

    The Indenture and Agreement states that the Trustee will exercise voting rights with respect to the Portfolio Securities and Replacement Securities, if any, in accordance with the Indenture or the directions that the Sponsor gives.

REPORTS TO UNIT HOLDERS

    With each distribution, the Trustee will furnish to Unit Holders a statement of the amount of income and other receipts distributed, including the proceeds of the sale of the Securities. The statement shall express proceeds in each case as a dollar amount per Unit.

    Within a reasonable period of time after the last Business Day in each calendar year, but not later than February 15, the Trustee will furnish to each person who at any time during that calendar year was a Unit Holder of record a statement setting forth:

        1.  As to the Income and Principal Account:

    - the amount of income received on the Securities;

    - the amount paid for redemption of Units;

    - the deductions for applicable taxes or other governmental charges, if any, and fees and expenses of the Sponsor, the Trustee and counsel;

    - the deductions of portions of the Deferred Sales Charge;

    - the amounts distributed from the Income Account;

    - any other amount credited to or deducted from the Income Account; and

    - the net amount remaining after those payments and deductions expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of that calendar year.

        2.  The following information:

    - a list of the Securities as of the last business day of that calendar year;

    - the number of Units outstanding as of the last business day of that calendar year;

    - the Unit Value (as defined in the Agreement) based on the last Evaluation made during that calendar year; and

    - the amounts actually distributed during that calendar year from the Income and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for those distributions.

AMENDMENT

    The Trustee and the Sponsor or their respective successors may amend the Indenture and Agreement from time to time without the consent of any of the Unit Holders

    - to cure any ambiguity or to correct or supplement any provision contained in the Indenture and Agreement which may be defective or inconsistent with any other provision contained therein;

    - to change any provision in the Indenture and Agreement as the Securities and Exchange Commission or any successor governmental agency exercising similar authority may require; or

    - to make another provision in regard to matters or questions arising in the Indenture and Agreement as shall not adversely affect the interest of the Unit Holders.

    The parties to the Indenture and Agreement may also amend that document from time to time or they may waive the performance of any of the provisions of the Indenture and Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture and Agreement or of modifying in any manner the rights of the Unit Holders, if the express written consent of Holders of Units evidencing 51% of the Units at the time outstanding under the Indenture and Agreement is obtained. No party, however, may amend the Indenture and Agreement, or waive may any provision thereof, so as to (1) increase the number of Units issuable in respect of the Trust above the aggregate number specified in Part 2 of the Agreement or any lesser amount that may be outstanding at any time during the term of the Indenture except as the result of the deposit of additional Securities, as therein provided, or reduce the relative interest in the Trust of any Unit Holder without his consent, (2) permit the deposit or acquisition of securities or other property either in addition to or in substitution for any of the Securities except in the manner permitted by the Trust Indenture as in effect on the date of the first deposit of Securities or permit the Trustee to engage in business or investment activities not specifically authorized in the Indenture and Agreement as originally adopted or (3) adversely affect the characterization of the Trust as a grantor trust for federal income tax purposes.

TERMINATION

    The Indenture and Agreement provides that the Trust will be liquidated during the Liquidation Period as set forth under "Summary of Essential Information" and terminated at the end of that period. Additionally, if the value of the Trust as shown by any evaluation is less than forty percent (40%) of the value of the Securities deposited in the Trust on the Initial Date of Deposit and acquired afterwards, the Trustee will, if the Sponsor directs in writing, terminate the Trust. The Trust may also be terminated at any time by the written consent of Unit Holders owning 51% or more of the Units then outstanding. Unit Holders will receive final distributions according to their Election Instructions. Final distributions are the Unit Holders pro rata distributions realized from the sale of Portfolio Securities plus any other Trust assets, less Trust expenses. The Election Instructions will provide for the following distribution options: (1) cash distributions; (2) distributions "in kind"; or (3) investment of the distributions attributable to your Units in units of a subsequent new series of the Morgan Stanley Dean Witter Select Equity Trust (the "New Series") as the Sponsor designates if the New Series is offered at that time (the "Rollover Option"). Unit Holders who do not tender properly completed Election instructions to the Trustee will be considered to have elected a cash distribution.

    CASH OR "IN-KIND" DISTRIBUTIONS. Unit Holders who hold Units at termination will receive distributions from their Units in cash. Unitholders may, however, indicate to the Trustee that they wish to receive termination distributions "in-kind". To do so, return to the Trustee properly completed Election Instructions, which the Trustee distributed to Unit Holders of record 45 days prior to the Termination Date. You do not need any minimum number of Units to elect an in-kind distribution. The Trustee will duly honor any election instructions that it receives on or before the In-Kind Distribution Date. You will be entitled to receive whole shares of each of the underlying Portfolio Securities and cash from the Principal Account equal to the fractional shares to which you are entitled. If you receive distributions of Securities "in-kind", you may incur brokerage and odd-lot costs in converting those Securities into cash. The Trustee will transfer the Securities to be delivered in-kind to your account and for disposition in accordance with your instructions.

    NON IN-KIND ROLLOVER OPTION. You may elect to invest the distributions attributable to your Units in units of a New Series subject only to the deferred sales charge on the units of the New Series. We expect that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus. We also expect that similar options to invest in a subsequent series of the Trust will be exercisable for termination distributions from each New Series of the trust approximately one year after that New Series' creation. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. We will treat your election to exercise this option as an indication of interest only. At any time prior to your purchase of units of a New Series, you may change your investment strategy and receive, in cash, the proceeds of the sale of the Securities.

    IN-KIND ROLLOVER OPTION. The Sponsor may offer Unit Holders the ability to "roll over" their Units of the Trust for Units of a subsequent series as set forth below. It this feature is offered, the following structure will be implemented for those rollovers. Although the Sponsor may offer Unit Holders this additional termination alternative, the Sponsor reserves the right in its sole discretion to decline to offer this alternative for any reason. If the Sponsor determines to offer this alternative, it will notify Unit Holders, who will then notify the Sponsor whether they wish to participate. This rollover will occur at least 30 days before the scheduled termination of the Terminating Trust.

    If you wish to reinvest your interests in Units of the Trust in units of a newly created series of Morgan Stanley Dean Witter Select Equity Trust, Strategic Small-Cap Portfolio, you may do so by so advising your account executive. This exchange will be effected by an in-kind redemption from the Terminating Trust and subsequent in kind deposit with the Trustee of the New Trust, as follows:

    The Chase Manhattan Bank will act as agent on your behalf in connection with the creation of a unit of the New Trust. The Agent will deposit the number and types of securities constituting a unit of the New Trust in-kind in the New Trust. Certain stocks contained in the Terminating Trust are likely to be included in the portfolio of the New Trust. A Unit Holder in the Terminating Trust who elects to receive his interest in the Terminating Trust in-kind and who wishes to purchase units in the New Trust by an in-kind contribution to the New Trust would direct the Agent to carry out the transactions necessary to consummate the in-kind deposit. The Agent would have the authorization to receive your in-kind distribution from the Terminating Trust and to assemble and deposit, on your behalf, the package of stocks needed to make up a unit in the New Trust. This assembly and deposit would include an in-kind contribution to the New Trust of an appropriate amount of your interest in Duplicated Stocks. The Agent would sell securities distributed in-kind from the Terminating Trust not required to make up a unit in the New Trust. The Agent would utilize the cash proceeds of each sale to purchase the stocks, other than the Duplicated Stocks, necessary to constitute a unit of the New Trust. The proceeds of these sales will be reduced and the cost of these purchases will increase by any applicable brokerage commissions. If additional cash is necessary to purchase stocks, you would pay that cash to the Agent. You would receive any cash not used to make up a unit in the New Trust. The Agent will sell fractional interests received from the Terminating Trust. The Agent will use the cash proceeds of that sale to purchase securities for deposit in the New Trust. If the Agent does not use the proceeds for those purposes, the Agent will distribute them to you. Upon receipt of the in-kind deposit, the Trustee will issue the appropriate number of units in the New Trust to the Unit Holder on whose behalf the Agent acted. If you acquire units pursuant to an in-kind deposit into a New Trust from a Terminating Trust, you will not be subject to an Initial Sales Charge on those units. You will be subject only to a Deferred Sales Charge.

    We will also offer the ability to purchase units of the New Trust by the deposit of securities in-kind to persons who were not Unit Holders in a Terminating Trust. Any such person may contribute whole shares in-kind to a New Trust. He will be required to pay the Initial Sales Charge to the Sponsor in connection with the in-kind purchase of units. These units will be subject to a Deferred Sales Charge.

    METHOD OF SECURITIES DISPOSAL. The Trustee will begin to sell the remaining Securities held in the Trust on the next business day following the In-Kind Date. Since the Trust is not managed, Securities in the Portfolio must be sold in accordance with the Indenture. The Indenture provides for sales over a period of days or on any one day during the Liquidation Period set forth in the "Summary of Essential Information". The Trustee will deposit proceeds of these sales into the Trust. The Trustee will hold those proceeds in a non-interest bearing account to Unit Holders until distributed, and the Trustee will receive benefit from such proceeds. The sales of Portfolio Securities may tend to depress the market prices for these Securities and thus reduce the proceeds available to Unit Holders. The Sponsor believes that gradual liquidation of Securities during the Liquidation Period may mitigate negative market price consequences stemming from the trading of large volumes of Securities over a short period of time. There can be no assurance, however, that these procedures will effectively mitigate any adverse price consequences of heavy volume trading or that these procedures will produce a better price for Unit Holders than might have been obtained had all the Securities been sold on one particular day during the Liquidation Period.


    After (1) deducting brokerage charges and costs incurred in connection with the sale of Securities and any fees and expenses of the Trust and (2) paying into the Reserve Account any amount required for taxes or other governmental charges that may be payable by the Trust, the Trustee will distribute to each Unit Holder after due notice of termination of the Trust, the Unit Holders pro rata share of the Income and Principal Accounts. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized it such sale were not required at that time. For this reason, among others, the amount you may realize upon termination may be less than the amount you paid for Units.


    The Division of Investment Management of the SEC believes that the rollover option constitutes an "exchange offer", for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited without an exemptive order. The Sponsor has obtained an exemptive order under Section
11(c) which it believes permits it to offer the rollover. There can be no assurance that the SEC will concur with the Sponsor's position. Additional regulatory approvals may be required.

                       RESIGNATION, REMOVAL AND LIABILITY

REGARDING THE TRUSTEE

    The Trustee is under no liability for:

    - any action taken in good faith in reliance on apparently properly executed documents or

    - for the disposition of cash or Securities in the Trust.


The Trustee is not liable or responsible in any way for depreciation or loss as a result of the Trustee's disposition of any Securities. However, the Trustee is liable for wilful misfeasance, bad faith or gross negligence in the performance of its duties. The Trustee is also liable if it recklessly disregards its obligations and duties under the Indenture and Agreement. In the event of a failure of the

Sponsor to act, the Trustee may act under the Indenture and Agreement. In that case, the Trustee shall not be liable for any action taken by it in good faith. The Trustee will not be personally liable for any taxes or other governmental charges imposed upon the Trust or in respect of the Securities or dividends. The Agreement also contains other customary provisions limiting the liability of the Trustee and providing for the indemnification of the Trustee for any loss or claim accruing to it without (1) gross negligence, (2) bad faith, (3) wilful misconduct, (4) wilful misfeasance or (5) reckless disregard of its duties and obligations under the Agreement on its part.


    The Trustee or any successor may resign by executing an instrument in writing, filing the instrument with the Sponsor and mailing a copy of that notice of resignation to all Unit Holders then of record. Upon receiving that notice, the Sponsor will use its best efforts to appoint a successor Trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or if public authorities take over its affairs, or if the Sponsor determines to remove the Trustee because of (i) a material deterioration in the Trustee's creditworthiness or (ii) one or more negligent acts by the Trustee, which result in a material adverse effect, makes the removal of the Trustee in the best interest of the Unit Holders, the Sponsor may remove the Trustee and appoint a successor as provided in the Agreement. If within 30 days of the resignation of a Trustee the Sponsor has not appointed a successor or, if appointed, it has not accepted the appointment, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

REGARDING THE SPONSOR

    The Sponsor will be under no liability to the Trust or to Unit Holders for taking any action or for refraining from any action in good faith or for errors in judgment. Likewise, the Sponsor will not be liable or responsible in any way for depreciation or loss resulting from the disposition of any Security. The Sponsor will, however, be liable for (1) its own wilful misfeasance, (2) wilful misconduct, (3) bad faith, (4) gross negligence or (5) reckless disregard of its duties and obligations under the Agreement.

    If at any time the Sponsor (1) resigns under the Agreement or (2) fails or is incapable of performing its duties under the Agreement or (3) becomes bankrupt or (4) has its affairs taken over by public authorities, the Agreement directs the Trustee to act. The Trustee will either (1) appoint a successor Sponsor or Sponsors at rates of compensation that the Trustee finds reasonable and which does not exceed amounts prescribed by the Securities and Exchange Commission, or (2) terminate the Trust Indenture and Agreement and the Trust and liquidate the Trust. The Trustee will promptly notify Unit Holders of any of these actions.

                                 MISCELLANEOUS

SPONSOR

    Dean Witter Reynolds Inc. is a principal operating subsidiary of Morgan Stanley Dean Witter & Co., a publicly-held corporation. On May 31, 1997, Dean Witter, Discover & Co., Dean Witter's former parent company, and Morgan Stanley Group Inc. merged to form Morgan Stanley Dean Witter & Co. Dean Witter is a financial services company that provides to its individual, corporate, and institutional clients services as

    - a broker in securities and commodities

    - a dealer in corporate, municipal, and government securities

    - an investment banker

    - an investment adviser, and

    - an agent in the sale of life insurance and various other products and services.


    Dean Witter is a member firm of the New York Stock Exchange, the American Stock Exchange, other major securities exchanges and the National Association of Securities Dealers. Dean Witter currently services its clients through a network of more than 350 domestic and international offices with approximately 13,000 financial advisors servicing individual and institutional client accounts.


TRUSTEE

    The Trustee is Chase Manhattan Bank. It is a New York bank with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, New York, New York 10004. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of the Depository Trust Company. These services may include safekeeping of the Securities and coupon-clipping, computer book-entry transfer and institutional delivery service. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

PORTFOLIO CONSULTANT

    Lightstone Capital Management LLC is a registered investment adviser whose president is John B. Lightstone, PhD. LCM is in the business of developing investment strategies for various investment products.

LEGAL OPINIONS


    Cahill Gordon & Reindel, 80 Pine Street, New York, New York 10005, as special counsel for the Sponsor has passed upon the legality of the Units offered by this Prospectus.


                              INDEPENDENT AUDITORS


    Grant Thornton LLP, certified public accountants, has audited the Statement of Financial Condition of this series of the Morgan Stanley Dean Witter Select Equity Trust included in this Prospectus. Grant Thornton LLP has provided a report as set forth in this Prospectus. The Statement is included in reliance upon that report given upon the authority of that firm as experts in accounting and auditing.

  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS NOT CONTAINED IN THIS DOCUMENT. THE REGISTRATION STATEMENT FOR THE TRUST AND ITS EXHIBITS, WHICH HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933 (FILE NO. 333-43326) AND THE INVESTMENT COMPANY ACT OF 1940 (FILE NO. 811-5065), CONTAIN INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.


                               TABLE OF CONTENTS

                                                  PAGE
                                                --------
PART A
Summary of Essential Information..............         i
Independent Auditors' Report..................         x
Statement of Financial Condition..............        xi
Schedule of Portfolio Securities..............      xiii
PART B
Introduction..................................         1
The Trust.....................................         1
    Objectives and Securities Selection.......         1
    Summary Description of the Portfolio......         1
    Risk Factors..............................         2
Unit Creation--Deposit of Securities..........         4
Tax Status of the Trust.......................         6
Retirement Plans..............................         7
Public Offering of Units......................         8
    Public Offering Price.....................         8
    Sales Charges.............................         8
    Public Distribution.......................         9
    Secondary Market..........................         9
    Profit of Sponsor.........................        10
    Volume Discount...........................        10
Redemption....................................        11
    Right of Redemption.......................        11
    Redemption Procedures.....................        12
    Computation of Redemption Price...........        13
    Postponement of Redemption................        14
Exchange Option...............................        15
Reinvestment Program..........................        16
Rights of Unit Holders........................        17
    Unit Holders..............................        17
    Certain Limitations.......................        17
Expenses and Charges..........................        17
    Organization Costs........................        17
    Trust Fees and Expenses...................        18
    Other Charges.............................        18
    Payment...................................        18
Administration of the Trust...................        19
    Records and Accounts......................        19
    Distribution..............................        19
    Portfolio Supervision.....................        20
    Voting of the Portfolio Securities........        21
    Reports to Unit Holders...................        21
    Amendment.................................        22
    Termination...............................        22
Resignation, Removal and Liability............        24
    Regarding the Trustee.....................        24
    Regarding the Sponsor.....................        25
Miscellaneous.................................        25
    Sponsor...................................        25
    Trustee...................................        26
    Portfolio Consultant......................        26
    Legal Opinions............................        26
Independent Auditors..........................        26


      CLF#37738


 MORGAN STANLEY DEAN WITTER

[LOGO] UNIT INVESTMENT TRUST
SELECT EQUITY TRUSTS

STRATEGIC SMALL-CAP

PORTFOLIO 2000-1

----------------------
(A Unit Investment Trust)

             READ AND RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE.

This prospectus may be used as a preliminary prospectus for a future series, such as when Units of this Trust are no longer available, or for Investors who will reinvest into subsequent series of the Trust. In such cases, Investors should note that:

    The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

    MORGAN STANLEY DEAN WITTER IS A SERVICE MARK OF MORGAN STANLEY DEAN WITTER & CO.

           PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

                       CONTENTS OF REGISTRATION STATEMENT

     This registration statement on Form S-6 comprises the following documents:

     The facing sheet.

     The Cross Reference Sheet.

     The Prospectus.

     The signatures.

     Written consents of the following persons:

          -    Cahill Gordon & Reindel (included in Exhibit 5)

          -    Grant Thornton LLP


The following Exhibits:

     ****EX-3(i)       Certificate of Incorporation of Dean Witter Reynolds Inc.

    ****EX-3(ii)       By-Laws of Dean Witter Reynolds Inc.

         *EX-4.1       Trust Indenture and Agreement, dated January 22, 1991.

        *EX-4.15       Amendment to Exhibit 4.1 dated December 30, 1997.

        **EX-4.2       Reference Trust Agreement dated October 17, 2000.

      ****EX-4.3       Amendment dated July 18, 1995 to Trust Indenture and
                       Agreement dated January 27, 1991.

          **EX-5 Opinion of counsel as to the legality of the securities being registered.

       **EX-23.1       Consent of Independent Auditors.

       **EX-23.2       Consent of Cahill Gordon & Reindel (included in Exhibit
                       5).

        ***EX-24 Powers of Attorney executed by a majority of the Board of Directors of Dean Witter Reynolds Inc.

       ****EX-99       Information as to Officers and Directors of Dean Witter
                       Reynolds Inc. is incorporated by reference to Schedules
                       A and D of Form BD filed by Dean Witter Reynolds Inc.
                       pursuant to Rules 15b1-1 and 15b3-1 under the Securities
                       Exchange Act of 1934 (1934 Act File No. 8-14172).

*****EX-99.A(11)       Code of Ethics



-------------------------
* Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Select 5 Industrial Portfolio 2000-2, Registration No. 333-96215 and as filed as an exhibit to Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 98-1, Registration No. 333-41783.

**         Filed herewith.

***        Previously filed.

**** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Select 5 Industrial Portfolio 2000-2, Registration No. 333-96215.

***** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Strategic Growth Large-Cap Portfolio 2000-2, Registration No. 333-33512.

                                   SIGNATURES

          The Registrant, Morgan Stanley Dean Witter Select Equity Trust Strategic Small-Cap Portfolio 2000-1 hereby identifies the Dean Witter Select Equity Trust Strategic Small-Cap Portfolio 99-1 for purposes of the representations required by Rule 487 and represents the following:

     1) That the portfolio securities deposited in the series with respect to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statement for such previous series as to which the effective date was determined by the Commission or the staff; and

     3)   That it has complied with Rule 460 under the Securities Act of 1933.


          Pursuant to the requirements of the Securities Act of 1933, the registrant, Morgan Stanley Dean Witter Select Equity Trust Strategic Small-Cap Portfolio 2000-1 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 17th day of October, 2000.

                                  MORGAN STANLEY DEAN WITTER SELECT
                                    EQUITY TRUST STRATEGIC SMALL-CAP
                                    PORTFOLIO 2000-1
                                  (Registrant)

                                  By: Dean Witter Reynolds Inc.
                                      (Depositor)


                                      /s/Thomas Hines
                                      ---------------
                                      Thomas Hines
                                      Authorized Signatory

          Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor by the following person in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 17th day of October, 2000.


NAME                                OFFICE

Philip J. Purcell                  Chairman & Chief  )
                                   Executive Officer )
                                   and Director*     )
Bruce F. Alonso                    Director
Richard M. DeMartini               Director
Raymond J. Drop                    Director
James F. Higgins                   Director
Donald G. Kempf, Jr.               Director
John J. Mack                       Director
Mitchell M. Merin                  Director
Stephen R. Miller                  Director
John H. Schaefer                   Director
Thomas C. Schneider                Director
Alan A. Schroder                   Director
Robert G. Scott                    Director

                                        By:      /s/Thomas Hines
                                                 ---------------
                                                 Thomas Hines
                                                 Attorney-in-fact*
---------------------

* Executed copies of the Powers of Attorney of the Board Members listed above have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity, Select 10 Industrial Portfolio 97-1, File No. 333-16839, Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 96-4, File No. 333-10499, the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 International Series 95-1, File No. 33-56389, Post-Effective Amendment No. 1 to Form S-6 for Morgan Stanley Dean Witter Select Equity Trust Select 10 Industrial Portfolio 99-4, File No. 333-79905, Amendment No. 1 to the Registration Statement on Form S-6 for Morgan Stanley Dean Witter Select Equity Trust Morgan Stanley High-Technology 35 Index Portfolio 2000-1, File No. 333-91713, and Amendment No. 1 to the Registration Statement on Form S-6 for Morgan

     Stanley Dean Witter Select Equity Trust The Competitive Edge Best Ideas Portfolio Series 2000-3, File No. 333-37846.

                                  Exhibit Index
                                       To
                                    Form S-6
                             Registration Statement
                        Under the Securities Act of 1933

EXHIBIT NO.            TITLE OF DOCUMENT

     ****EX-3(i)       Certificate of Incorporation of Dean Witter Reynolds Inc.

    ****EX-3(ii)       By-Laws of Dean Witter Reynolds Inc.

         *EX-4.1       Trust Indenture and Agreement, dated January 22, 1991.

        *EX-4.15       Amendment to Exhibit 4.1 dated December 30, 1997.

        **EX-4.2       Reference Trust Agreement dated October 17, 2000.

      ****EX-4.3       Amendment dated July 18, 1995 to Trust Indenture and
                       Agreement dated January 22, 1991.

          **EX-5 Opinion of counsel as to the legality of the securities being registered.

       **EX-23.1       Consent of Independent Auditors.

       **EX-23.2       Consent of Cahill Gordon & Reindel (included in Exhibit
                       5).

        ***EX-24 Powers of Attorney executed by a majority of the Board of Directors of Dean Witter Reynolds Inc.

       ****EX-99       Information as to Officers and Directors of Dean Witter
                       Reynolds Inc. is incorporated by reference to Schedules A and D of Form BD filed by Dean Witter Reynolds Inc.
                       pursuant to Rules 15b1-1 and 15b3-1 under the Securities
                       Exchange Act of 1934 (1934 Act File No. 8-14172).

*****EX-99.A(11)       Code of Ethics


------------------------
* Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Select 5 Industrial Portfolio 2000-2, Registration No. 333-96215 and as filed as an exhibit to Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 98-1, Registration No. 333-41783.

**              Filed herewith.

***             Previously filed.

**** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Select 5 Industrial Portfolio 2000-2, Registration No. 333-96215.

***** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Strategic Growth Large-Cap Portfolio 2000-2, Registration No. 333-33512.